UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PMC-SIERRA, INC.

(Name of Subject Company)

PMC-SIERRA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69344F106

(CUSIP Number of Class of Securities)

Gregory S. Lang

President and Chief Executive Officer

1380 Bordeaux Drive

Sunnyvale, CA 94089

(408) 239-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King, Esq.

Amr Razzak, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is PMC-Sierra, Inc., a Delaware corporation (the “Company” or “PMC”). The address of the principal executive offices of the Company is 1380 Bordeaux Drive, Sunnyvale, California 94089, and the telephone number of the principal executive offices of the Company is (408) 239-8000.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is shares of the Company’s common stock, par value $0.001 per share (each, a “Share”). As of the close of business on December 11, 2015, there were (1) 203,790,017 Shares issued and outstanding, (2) 6,126,983 Shares underlying outstanding Company stock options with exercise prices of $11.99 or below, (3) 6,829,991 Shares underlying outstanding Company restricted stock units, (4) 1,049,269 Shares underlying outstanding Company performance restricted stock units, (5) 98,393 Shares issuable on exchange or retraction of special shares of PMC-Sierra, Ltd., a Canadian subsidiary of the Company, and (6) up to 2,653,049 Shares that may be issued prior to the completion of the Offer and the Merger under the Company’s 2011 Employee Stock Purchase Plan.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above under the heading “Subject Company Information—Name and Address.” The Company’s website address is www.pmcs.com. The information included in, or linked to through, the Company’s website should not be considered part of this statement. The Company has included its website address in this statement solely as a textual reference.

Tender Offer

This Schedule 14D-9 relates to the offer by Lois Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), to purchase all issued and outstanding Shares, in exchange for consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share (the “Offer Price”), subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 16, 2015 (as it may be amended or supplemented, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”). The Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein. The Purchaser and Parent filed a Tender Offer Statement on Schedule TO dated December 16, 2015 (as it may be amended or supplemented from time to time, the “Schedule TO”) and a Registration Statement on Form S-4 dated December 16, 2015 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 24, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. Assuming the requirements of Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) are satisfied, no stockholder vote will be required to adopt the Merger Agreement or to consummate the Merger. Acceptance for payment of

Shares pursuant to and subject to the conditions of the Offer shall occur promptly following the expiration of the Offer (which is expected to occur at 12:00 midnight, New York City time, at the end of the day on January 14, 2016, unless the Purchaser extends the Offer pursuant to the terms of the Merger Agreement). In the Merger, each Share issued and outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”), other than (i) Shares owned by the Company, Parent, the Purchaser, or any of Parent’s other direct or indirect wholly owned subsidiaries, and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any required withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

As described in the Offer to Exchange, the Offer is subject to various conditions, including, among other things (a) that the Merger Agreement has not been terminated in accordance with its terms, and (b) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition (as defined below), (iii) the Registration Statement Condition (as defined below), (iv) the Stock Exchange Listing Condition (as described below), (v) the Governmental Authority Condition (as defined below), and (iv) a Company Material Adverse Effect (as defined in the Offer to Exchange under the heading “Merger Agreement”) shall not have occurred since November 24, 2015 that continues to exist as of immediately prior to the expiration of the Offer (each of (a) and (b), along with all other conditions to the Offer described in the Offer to Exchange under the heading “Merger Agreement—Conditions to the Offer” are referred to as “Offer Conditions”).

The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on January 14, 2016 (the “Expiration Time”, unless the Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the earliest time and date at which the Offer, as so extended by the Purchaser, shall expire), together with any Shares then owned by Parent and its controlled subsidiaries (including the Purchaser), shall equal at least a majority of all then outstanding Shares as of the Expiration Time.

The Regulatory Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the purchase of Shares pursuant to the Offer or consummation of the Merger have expired or otherwise been terminated.

The Registration Statement Condition requires that the Registration Statement shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

The Stock Exchange Listing Condition requires that the shares of Parent common stock issuable in the Offer and the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

The Governmental Authority Condition requires that no governmental authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable any law or order or legal proceeding which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger or otherwise imposing limitations on or altering the terms of the transactions contemplated by the Merger Agreement.

The Offer is also subject to other conditions as described in the Offer to Exchange under the heading “Merger Agreement—Conditions to the Offer.”

The Offer is not subject to a financing condition.

As set forth in the Offer to Exchange, the principal executive offices of the Purchaser and Parent are located at One Enterprise, Aliso Viejo, CA 92656 and its telephone number is (949) 380-6100.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Exchange and the Letter of Transmittal.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of the Company, there are no material agreements or arrangements, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand and (ii)(a) any of its executive officers, directors or affiliates, or (b) Parent, Acquisition Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent and its Subsidiaries

According to the Registration Statement, as of December 11, 2015, Parent and Parent’s subsidiaries (including the Purchaser) directly owned 100 Shares, representing less than 0.1% of the outstanding Shares, and for purposes of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) beneficially owned 100 Shares, representing less than 0.1% of the outstanding Shares.

Arrangements between the Company, Parent and the Purchaser

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and the Company entered into a Confidentiality Agreement dated September 3, 2014, which was superseded by a second Confidentiality Agreement dated October 20, 2015, which was superseded by a third Confidentiality Agreement dated October 30, 2015 (as it may be amended from time to time, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Parent agreed on behalf of itself and its representatives, among other things and subject to certain exceptions, (i) not to disclose and to keep confidential information concerning the Company or its subsidiaries obtained by Parent or its representatives and to use such information solely for the purpose of evaluating a possible transaction between the parties, and (ii) to certain employee non-solicitation provisions for a period of twelve (12) months following the date of the Confidentiality Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Merger Agreement

On November 24, 2015, the Company, Parent, and the Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Exchange are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Parent, the Purchaser and the Company were qualified and subject to important limitations agreed to by Parent, the Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 were negotiated with the principal purposes of allocating risk between the parties to the Merger Agreement and establishing the limited circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger, and not as disclosures of factual matters. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date as of which the representations and warranties were made for purposes of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser, or any of their respective subsidiaries or affiliates on any date.

Debt Commitment Letter

In connection with the execution and delivery of the Merger Agreement, Parent received a debt commitment letter dated November 17, 2015 from Morgan Stanley Senior Funding, Inc. (the “Debt Commitment Letter”). Each of Deutsche Bank Securities Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. joined the Debt Commitment Letter as joint lead arrangers and Deutsche Bank AG New York Branch and The Bank of Tokyo-Mitsubishi UFJ, Ltd. joined as initial lenders. The Debt Commitment Letter provides for an aggregate of $2,925 million in debt financing to Parent (the “Debt Financing”), consisting of commitments for (i) an aggregate amount of $350 million under a senior secured revolving credit facility, (ii) an aggregate amount of $375 million under a senior secured term loan A facility, and (iii) an aggregate amount of $2,200 million under a senior secured term loan B facility. The proceeds from these facilities may be used to fund a portion of the Transactions and the fees, costs and expenses incurred in connection with the Transactions (including upfront fees and original issue discount if any), to pay for the refinancing of certain outstanding debt, and for working capital and other general corporate purposes.

This summary is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).

Treatment of Equity and Equity-Based Awards

Certain PMC directors and executive officers hold one or more of the following equity-based awards: PMC options to purchase shares of Company common stock (“Company stock options”), Restricted Stock Units (“Company RSUs”), and performance-based Restricted Stock Units (“Company PRSUs”), which equity-based awards will be treated as follows in connection with the Merger.

Company Stock Options

At the Effective Time, each outstanding Company stock option will, without any further action on the part of any holder thereof, (i) to the extent unvested, be fully vested, and (ii) be cancelled and the holder thereof will be entitled to receive as payment a combination of cash and Parent common stock that together equal the positive difference, if any, between the dollar value of the Offer Price and the exercise price applicable to the Company stock option, multiplied by the number of shares of Company common stock for which the Company stock option was exercisable, less any amount required to be withheld (which withholding will first be applied against the cash portion of such payment) (the “Option Consideration”). For the avoidance of doubt, if the Option Consideration for any Company stock option is zero or a negative number, such Company stock option will be cancelled at the Effective Time without any payment therefor. Following the Effective Time, any such cancelled Company stock option will no longer be exercisable for shares of Company common stock and will entitle the holder thereof to only the payment described in this paragraph, which the Surviving Corporation will make as of, or within two (2) Business Days after, the Effective Time.

Restricted Stock Units

At the Effective Time, each outstanding vested Company RSU (including those Company RSUs that become vested by their terms immediately prior to or as of the Effective Time) will, without any further action on the part of any holder thereof, be cancelled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes or other amounts required by applicable law to be withheld, which withholding will first be applied against the cash portion of the consideration paid in respect of a vested Company RSU) (i) an amount in cash equal to the cash component of the Offer Price multiplied by the total number of shares of Company common stock subject to such Company RSU, and (ii) a number of shares of Parent common stock equal to the product of the non-cash component of the Offer Price and the total number of shares of Company common stock subject to such Company RSU, provided that any fraction of a share of Parent common stock resulting from such product will be cashed out to the nearest whole cent. The Surviving Corporation will make the payment described in this paragraph in the next practicable payroll following the Effective Time; provided, that payment will be made at such other time or times following the Effective Time consistent with the terms of the Company RSU to the extent necessary to avoid the imposition of additional income tax under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”).

At the Effective Time, the unvested Company RSUs outstanding immediately prior to the Effective Time will be converted into that number of Parent restricted stock units of Parent common stock, rounded down to the nearest whole share (“Converted RSUs”), equal to the product of (x) the number of shares of Company common stock subject to such Company RSUs and (y) the sum of (A) 0.0771 and (B) the quotient obtained by dividing (i) $9.22 by (ii) the volume weighted average trading price of Parent common stock on Nasdaq for the five (5) consecutive trading days ending on the trading day immediately preceding the closing date of the Merger (the sum, the “Equity Conversion Ratio”). Any Converted RSUs so issued will be subject to the same terms and conditions as were applicable under such Company RSUs (including any applicable change of control or other accelerated vesting provisions, with the terms and conditions modified as appropriate to reflect the assumption; provided, that all references to the “Company” in the applicable Company equity plans and award agreements will be references to Parent. Each Converted RSU that vests after the Effective Time will be settled in shares of Parent common stock; provided, that in the event that Parent reasonably determines at any time prior to the Effective Time that it would not be permitted to consummate the Merger or the other transactions contemplated by the Merger Agreement without the prior approval of Parent’s stockholders under applicable laws or the rules of Nasdaq, Parent will have the power to provide that any such Converted RSU that vests after the Effective Time will be settled by a cash payment equal to the value of a share of Parent common stock at the time of such settlement.

Notwithstanding the Company RSU treatment described above, unvested Company RSUs held by the Company’s non-employee directors will vest in full immediately prior to the Effective Time, pursuant to the terms of a letter agreement between the Company and each of the non-employee directors, and will be treated as vested Company RSUs at the Effective Time.

Company Performance-Based Restricted Stock Units

At the Effective Time, the unvested Company PRSUs outstanding immediately prior to the Effective Time will be assumed and converted into a number of restricted stock units of Parent common stock, rounded down to the nearest whole share (“Converted PRSUs”), equal to the product of (x) the number of shares of Company common stock subject to such Company PRSUs, assuming achievement of target-level performance with respect to each performance period, performance cycle or measurement cycle applicable to such Company PRSUs and (y) the Equity Conversion Ratio. Any Converted PRSUs so issued will continue to be subject to the vesting schedule applicable to the Company PRSUs, including that the Converted PRSUs will be settled no later than the fifteenth (15th) day of the third (3rd) calendar month following the applicable vesting date (or as otherwise required by the applicable award agreement) subject only to the continued service of the grantee with the Surviving Corporation, Parent or an affiliate through each applicable vesting date or measurement cycle end date but will not be subject to any performance metrics following the Effective Time, and will otherwise be subject to the same terms and conditions (modified as appropriate to reflect the assumption) as were applicable under such Company PRSUs (after giving effect to and including any applicable change of control or other accelerated vesting provisions); provided, that all references to the “Company” in the applicable Company equity plans and award agreements will be references to Parent. Each Converted PRSU that vests after the Effective Time will be settled in shares of Parent common stock; provided, that in the event that Parent reasonably determines at any time prior to the Effective Time that it would not be permitted to consummate the Merger or the other transactions contemplated by the Merger Agreement without the prior approval of Parent’s stockholders under applicable laws or the rules of Nasdaq, Parent will have the power to provide that any such Converted PRSU that vests after the Effective Time will be settled by a cash payment equal to the value of a share of Parent common stock at the time of such settlement.

Company Stock Options and Restricted Stock Units to Be Cancelled in Exchange for a Payment

The following table sets forth Company stock option and Company RSU information related to the payments expected to be made to non-employee directors, named executive officers and other executive officers of the Company in exchange for cancellation of their awards. The amounts listed below are estimates based on an assumed closing date of December 11, 2015, and based on the per share transaction consideration payable for each share of Company common stock underlying each Company stock option and Company RSU, provided that such consideration will be reduced by the applicable exercise price with respect to Company stock options. However, the actual amounts, if any, to be received by a director or executive officer will depend on the outstanding Company stock options and Company RSUs held by such individuals as of the actual closing date of the Merger, which may differ from the amounts set forth below.

	Total Payment With Respect to Options		Total Payment With Respect to Vested RSUs		Total Payment With Respect to Options and Vested RSUs
Non-Employee Directors (1)	Shares	Value	Shares	Value
Richard E. Belluzzo	—	—	16,015	$189,578	$189,578
Michael R. Farese	160,000	$543,141	16,015	$189,578	$732,719
Jonathan J. Judge	—	—	16,015	$189,578	$189,578
Michael A. Klayko	—	—	16,015	$189,578	$189,578
William H. Kurtz	170,000	$680,938	16,015	$189,578	$870,516
Richard N. Nottenburg	—	—	16,015	$189,578	$189,578

	Total Payment With Respect to Options		Total Payment With Respect to Vested RSUs		Total Payment With Respect to Options and Vested RSUs
Named Executive Officers (2)	Shares	Value	Shares	Value
Gregory S. Lang	2,503,769	$11,002,736	—	—	$11,002,736
Steven J. Geiser	230,743	$1,347,179	—	—	$1,347,179
Travis Karr	139,701	$739,963	—	—	$739,963
Alinka Flaminia	97,076	$513,792	—	—	$513,792

Other Executive Officers	Shares	Value	Shares	Value
Ra’ed O. Elmurib	321,370	$1,618,906	—	—	$1,618,906
David Fein	84,600	$380,867	—	—	$380,867
Tom Sun	104,754	$554,958	—	—	$554,958

(1)	Company RSUs held by the Company’s non-employee directors will vest in full immediately prior to the Effective Time and will be treated as vested Company RSUs at the Effective Time.
(2)	Robert M. Liszt and Colin C. Harris are also named executive officers of PMC for whom disclosure was required in PMC’s most recent proxy statement. However, Mr. Liszt and Mr. Harris departed the Company in December 2014 and May 2015, respectively, and will not receive any payments or benefits in connection with the Merger.

Restricted Stock Units and Performance-Based Restricted Stock Units to Be Converted or Assumed in the Merger

The following table sets forth Company RSU and Company PRSU ownership information with regard to equity awards held by directors and executive officers that are not expected to be canceled and paid out at the Effective Time. The amounts listed below are estimates based on an assumed closing date of the Merger of December 11, 2015 and based on equity award holdings as of such date. However, the actual number of Company RSUs or Company PRSUs to be converted into Converted RSUs and Converted PRSUs, respectively, will depend on the number of outstanding Company RSUs and Company PRSUs held by such individuals that remain unvested on the actual closing date of the Merger, including new grants that may be made to such individuals prior to the closing of the Merger, consistent with the terms of the Merger Agreement. The table below reflects the Company shares subject to such awards. As described above, the unvested Company RSUs and Company PRSUs will be converted at the Effective Time into Converted RSUs of Parent based on the Equity Conversion Ratio described above.

	Conversion With Respect to Unvested RSUs	Conversion With Respect to Unvested PRSUs
Non-Employee Directors (1)	Shares	Shares
Richard E. Belluzzo	—	—
Michael R. Farese	—	—
Jonathan J. Judge	—	—
Michael A. Klayko	—	—
William H. Kurtz	—	—
Richard N. Nottenburg	—	—

Named Executive Officers	Shares	Shares
Gregory S. Lang	207,733	363,659
Steven J. Geiser	87,320	95,934
Travis Karr	90,328	105,374
Alinka Flaminia	44,325	64,037

	Conversion With Respect to Unvested RSUs	Conversion With Respect to Unvested PRSUs
Other Executive Officers	Shares	Shares
Ra’ed O. Elmurib	36,287	48,372
David Fein	49,350	37,300
Tom Sun	46,437	63,509

(1)	Company RSUs held by the Company’s non-employee directors will vest in full immediately prior to the Effective Time and will be treated as vested Company RSUs at the Effective Time.

Other Arrangements with Executive Officers

Change in Control Agreements

Under the terms of agreements between the Company and its named executive officers, each named executive officer (other than Mr. Liszt, who separated from the Company effective December 8, 2014, and Mr. Harris who separated from the Company effective May 29, 2015) would receive certain compensation and benefits upon a termination without “cause” or a “constructive termination,” in either case occurring 60 days prior to or two years following a “change of control,” as each such term is defined in the applicable agreement (an employment agreement in the case of Mr. Lang, and a change of control agreement in the case of the other named executive officers, with certain provisions also contained in applicable equity award agreements). The merger will constitute a “change in control” for purposes of these agreements. These payments and benefits, which are subject to applicable withholding, are as follows:

For Mr. Lang:

1.	A lump sum cash payment equal to two times his then current base salary;

2.	A lump sum cash payment equal to one times his Annual Bonus (as defined in Mr. Lang’s employment agreement), assuming achievement of target-level performance, under PMC’s Short Term Incentive Program;

3.	Reimbursement of, or a lump sum payment for, the cost of 12 months of continued health and dental insurance;

4.	Acceleration of vesting of all options and RSUs that are outstanding and unvested as of the date of separation from service, including, to the extent the compensation committee has not determined the number of earned RSUs as of such date, vesting in (i) the target number of operating plan-based Performance RSUs; (ii) the target number of certain total shareholder return-based Performance RSUs; and (iii) for certain total shareholder return-based Performance RSUs, a number of such total shareholder return-based Performance RSUs as determined by the compensation committee based on performance through the date of change in control; and

5.	Twelve months (or, if shorter, the remaining option term) from the date of his separation from service to exercise all vested Company stock options.

Subject to the terms stated above, Mr. Lang will receive all of the foregoing severance benefits upon his satisfaction of the following requirements: (i) execution of a general release of all claims against the Company and its affiliates; (ii) continued compliance with the non-competition provisions contained in his offer letter for a twelve month period following his termination; and (iii) continued compliance with the terms of his Confidential Information, Invention Assignment and Arbitration Agreement, including the non-solicitation provisions therein, for a twelve month period following his termination. Should Mr. Lang breach such restrictions, he will immediately cease to be entitled to the severance payments and benefits listed above and the Company will also be entitled to recover at law any monetary damages for any additional economic loss caused by such breach and may, to the maximum extent allowable under applicable law, seek equitable relief in the form of an injunction precluding Mr. Lang from continuing such breach.

For each of the other Executive Officers:

1.	A lump sum cash payment equal to one times his or her then current base salary;

2.	A lump sum cash payment equal to one times his or her Annual Bonus (as defined in the applicable agreement), assuming achievement of target-level performance, under the Company’s Short Term Incentive Program;

3.	Reimbursement of, or a lump sum payment for, the cost of 12 months of continued health insurance;

4.	Acceleration of vesting of all options and RSUs that are outstanding and unvested as of the date of separation from service, including, to the extent the compensation committee has not determined the number of earned RSUs as of such date, vesting in (i) the target number of operating plan-based Performance RSUs; (ii) the target number of certain total shareholder return-based Performance RSUs; and (iii) for certain total shareholder return-based Performance RSUs, a number of such total shareholder return-based Performance RSUs as determined by the compensation committee based on performance through the date of change in control; and

5.	Twelve months (or, if shorter, the remaining option term) from the date of separation from service to exercise all vested options.

Subject to the terms stated above, each named executive officer will receive all of the foregoing severance benefits upon his or her satisfaction of the following requirements: (i) execution of a general release of all claims against the Company and its affiliates and (ii) continued compliance with the non-competition and non-solicitation provisions contained in his or her change of control agreement for a twelve month period following his or her termination. Should any named executive officer breach such restrictions, he or she will immediately cease to be entitled to the severance payments and benefits listed above and the Company will also be entitled to recover at law any monetary damages for any additional economic loss caused by such breach and may, to the maximum extent allowable under applicable law, seek equitable relief in the form of an injunction precluding such named executive officer from continuing such breach.

In the event that any of the foregoing payments and benefits would be deemed to be parachute payments with respect to any of our executive officers, including Mr. Lang, each of Mr. Lang’s employment agreement and the executive officers’ change of control agreements provide that the payments and benefits will be reduced if such a reduction maximizes the executive’s net after tax benefit, after taking into account any excise taxes payable under Section 4999 of the Code.

For an estimate of the value of the amounts that would be payable to each of the Company’s named executive officers pursuant to the arrangements listed above, assuming that the closing of the Merger occurred on December 11, 2015 and each named executive officer’s employment terminated on such date, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).

Section 16 Matters

Pursuant to the Merger Agreement, the respective board of directors of the Company and of Parent will adopt resolutions consistent with the interpretative guidance of the SEC to cause any disposition of all Shares (including derivative securities with respect to Shares) or acquisitions of shares of Parent common stock (including derivative securities with respect to Parent common stock) resulting from the Merger and Offer by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, independent directors of the Company, at a meeting to be held prior to the time the Purchaser accepts the Shares for payment, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plan of the Company, presented to the independent directors, (ii) the treatment of the Company stock awards in accordance with the terms set forth in the Merger Agreement, and (iii) the applicable terms of the Merger Agreement. In addition, the independent directors will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangement.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Surviving Corporation and Parent agree to cause the Surviving Corporation, to the fullest extent permitted by law and the Company’s by-laws or the by-laws of any applicable subsidiary, to indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of the Company or its present or former subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor to the maximum extent permitted by applicable law, all rights to exculpation or indemnification for acts or omissions occurring prior to the consummation of the merger existing as of the time the Merger is consummated in favor of directors and officers of the Company, its subsidiaries or any of its respective predecessors in their capacity as officers or directors, and the heirs, executors, trustees, fiduciaries and administrators of such officers or directors (each, a “D&O Indemnitee”), as provided in the Company or each of its subsidiary’s respective certificate of incorporation and by-laws (or comparable organizational or governing documents) or in any agreement, which shall survive the transactions contemplated by the Merger Agreement and shall continue in full force and effect in accordance with their terms.

For six years following the Merger, Parent and the Surviving Corporation will (and Parent shall cause the Surviving Corporation to) cause the certificate of incorporation and by-laws (or comparable organizational or governing documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the Company and its subsidiaries’ certificates of incorporation and by-laws (or other similar organizational documents) immediately prior to the Effective Time, and during such six-year period such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by applicable law.

The Company is required to (or, if it is unable to do so, Parent shall cause the Surviving Corporation as of the Effective Time to) obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time in an amount and scope at least as favorable as the Company’s existing policies, except that the cost of such policies may not exceed 300% of the annual premium currently paid by the Company for such coverage and provided further, that if the annual premiums of such insurance coverage exceed this 300% cap, the Parent shall cause the Surviving Corporation to obtain a policy with the greatest coverage available, for a cost not exceeding 300% of the annual premium currently paid by the Company for such coverage.

These indemnification and directors’ and officers’ insurance requirements are intended to be for the benefit of, and enforceable by, each D&O Indemnitee and his or her heirs or representatives.

If Parent, the Surviving Corporation or any of their respective successors or assigns consolidates or amalgamates with or merges into any other entity and shall not be the continuing or surviving entity of such consolidation or merger, or transfers or conveys a majority of its properties and assets to any entity, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of Parent or the Surviving Corporation, or their respective successors or assigns, as the case may be, shall assume these obligations with respect to indemnification and directors’ and officers’ insurance.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employee Matters

Treatment of Employee Benefits

The Merger Agreement provides that for a period of twelve (12) months following the Effective Time (or, if shorter, during an employee’s period of employment or until December 31, 2016), Parent will provide (i) each employee of the Company or its subsidiaries employed immediately prior to the Effective Time and who remains employed during such period with (x) a base salary or wage rate and (y) aggregate cash incentive compensation opportunity that is no less favorable than the base salary or wage rate and aggregate incentive compensation opportunity in effect for such employee immediately prior to the Effective Time (but without any requirement to provide comparability for any equity or cash awards granted in connection with or anticipation of the transactions contemplated by the Merger Agreement or with any change of control or retention features or as new hire awards), and (ii) such employees as a whole with employee benefits that, in the aggregate, are no less favorable than those benefits in effect for the employees on November 24, 2015 (excluding any change in control or retention benefits, defined benefit plans, and post-employment welfare benefits). In addition, Parent will, for not fewer than six months following the Effective Time, provide U.S. employees with severance benefits not less favorable than those available to such U.S. employees pursuant to the PMC U.S. Severance Guidelines. The treatment described above does not apply with respect to individuals covered by collective bargaining agreements or other collective representations, in which case the terms of the applicable collective bargaining agreement or collective representation will apply, or (other than with respect to equity-based incentive compensation) with respect to individuals subject to non-U.S. law, in which case Parent will comply with any applicable laws or employment agreements with respect to compensation and benefits.

Each continuing Company employee will be given credit for his or her years of service with the Company before the consummation of the merger to the same extent as under any similar Company benefit plan, for purposes of eligibility, vesting, vacation accrual, and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that Microsemi or the Surviving Corporation or any subsidiary thereof may establish or maintain (except to the extent necessary to avoid duplication of benefits). At least two (2) business days prior to the scheduled expiration of the Offer, the Company will terminate its 401(k) plan, subject to the consummation of the Offer and the Merger, if Parent requires it to do so.

The Company’s Employee Stock Purchase Plan (the “ESPP”) will continue to be operated in accordance with its terms and past practice, provided that if the closing of the Merger is expected to occur prior to the end of an Offering Period (as defined in the ESPP), the Company will take action to provide for an earlier Exercise Date (as defined in the ESPP) in accordance with Section 19 of the ESPP. Such earlier Exercise Date (the “New

Exercise Date”) will be as reasonably close to the closing date of the Merger as is administratively practicable, and the Company will notify each participant in writing at least fifteen (15) days prior to the New Exercise Date that the Exercise Date for his or her option, including for purposes of determining the Purchase Price (as defined in the ESPP) of such option, has been changed to the New Exercise Date, and that his or her option will be exercised automatically on the New Exercise Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 11 of the ESPP. The Company will not begin an Offering Period after November 24, 2015.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Offer, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on November 23, 2015, the Board has (i) determined that the Offer and the Merger are in the best interests of the Company and the Company’s stockholders, (ii) approved, declared advisable and adopted the Merger Agreement, (iii) approved the Transactions, and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

On November 24, 2015, the Company and Parent issued a press release announcing that they had entered into the Merger Agreement. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated by reference herein.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

During the summer and fall of 2014, PMC’s Chief Executive Officer, Gregory Lang, was separately contacted by members of the management of Party A and Microsemi, each expressing interest in discussing a potential strategic transaction. At that time, the Board authorized Mr. Lang to provide nonpublic information to these parties under appropriate nondisclosure arrangements, and also authorized Mr. Lang to engage Qatalyst Partners LP (“Qatalyst Partners”) as financial advisor to PMC in connection with PMC’s evaluation of a potential strategic transaction. On September 11, 2014, Qatalyst Partners provided PMC with written responses to a conflicts questionnaire provided by PMC, disclosing that there were no material relationships between Qatalyst Partners and either of Party A or Microsemi since January 1, 2012. On September 30, 2014, PMC entered into a formal engagement letter with Qatalyst Partners that was dated as of September 5, 2014.

On July 31, 2014, PMC and Party A entered into a nondisclosure agreement. During August and September 2014, members of PMC’s management met with Party A to discuss PMC’s business and the possibility of a strategic transaction involving PMC and Party A, and PMC provided additional diligence information. PMC and Microsemi entered into a nondisclosure agreement dated as of September 3, 2014 that included a standstill that would expire on September 3, 2015, but that would terminate upon the commencement by a third party of a tender or exchange offer that PMC recommends be accepted, or PMC’s entry into a definitive agreement with a third party for a change of control of PMC. On September 5, 2014, Mr. Lang and other members of PMC’s management met with members of Microsemi’s management and discussed PMC’s business and the possibility of a strategic transaction involving PMC and Microsemi, and PMC provided additional diligence information. At the direction of the Board, during September 2014, members of PMC’s management met with members of management of Party B to discuss PMC’s business and the possibility of a strategic transaction involving PMC and Party B. In addition, at the direction of the Board, representatives of Qatalyst Partners contacted three additional third parties, Party C, Party D and Party E, based on a discussion between the Board, members of PMC’s management and Qatalyst Partners regarding parties that may be interested in a strategic transaction involving PMC, none of which expressed interest in a meeting with PMC at that time. No proposal or indication of interest resulted from any of these discussions at that time.

On December 17, 2014, David Aldrich, the Chairman and Chief Executive Officer of Skyworks Solutions, Inc. (“Skyworks”), emailed Mr. Lang and suggested a meeting. On January 30, 2015, Mr. Lang called Mr. Aldrich and they discussed PMC’s business and the possibility of a strategic transaction between PMC and Skyworks.

On March 11, 2015, Mr. Aldrich emailed Mr. Lang and said he had discussed the possibility of a transaction involving PMC with members of Skyworks’ management and that they would be in touch soon to schedule another meeting. On April 21, 2015, Mr. Lang emailed Mr. Aldrich to discuss the agenda for their meeting scheduled for June 2, 2015.

On April 27, 2015, PMC announced PMC’s results for the first quarter of fiscal 2015. The closing price of PMC’s common stock on April 28, 2015, the next trading day after such announcement, was $8.67.

On May 6, 2015, consistent with the prior strategic discussions regularly conducted by the board of directors of Microsemi and Microsemi’s management, Microsemi sent PMC a non-binding written proposal to acquire PMC at a price of $7.20 in cash and 0.0819 shares of Microsemi stock for each share of PMC’s common stock, which proposal was promptly communicated to the Board. Based on the closing price per share of Microsemi common stock on the prior trading day, the value proposed was approximately $9.90 per share of PMC’s common stock, or a 19.9% premium to the closing price of PMC’s common stock on the prior trading day.

On May 7, 2015, the Board held a previously scheduled meeting, attended by representatives of PMC’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), at which the Board discussed PMC’s financial performance and business plans, among other business. After a representative of Skadden described the Board’s fiduciary duties in connection with evaluating Microsemi’s May 6, 2015 proposal, the Board discussed the proposal. Representatives of Qatalyst Partners then joined the meeting for a previously scheduled presentation regarding industry conditions and strategic alternatives and opportunities. After discussion of PMC’s prospects as a standalone business and the proposal from Microsemi with representatives of Qatalyst Partners, the Board determined that their preliminary view was that the execution of PMC’s current business strategy would deliver greater value to PMC’s stockholders than Microsemi’s May 6, 2015 proposal. However, the Board asked management to work with Qatalyst Partners to determine whether Microsemi would increase its offer.

Also on May 7, 2015, the board of directors of Microsemi met at a regularly scheduled meeting of the board of directors with representatives from Microsemi’s legal counsel, O’Melveny & Myers LLP (“O’Melveny”), present, and discussed, among other things, the proposed transaction with PMC.

On May 15, 2015, Mr. Lang emailed a member of Microsemi’s management a response, unanimously approved by the Board, informing Microsemi that the Board had concluded that its proposal significantly undervalued PMC and its future prospects.

On May 18, 2015, a representative of Microsemi’s financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”), communicated with a representative of Qatalyst Partners with questions regarding PMC’s response to Microsemi’s proposal, and on May 20, 2015, a representative of Stifel sent representatives of Qatalyst Partners a list of proposed diligence topics for a further meeting between PMC’s management and Microsemi management.

On May 21, 2015, the Board held a meeting and discussed, among other things, updates on developments with the non-binding proposal from Microsemi. On May 21, 2015, at the request of PMC’s management, a representative of Qatalyst Partners communicated with a representative of Stifel, offering to schedule a meeting, and proposing an extension of the standstill agreement contained in PMC’s September 3, 2014 nondisclosure agreement with Microsemi. Microsemi did not agree to the extension of the standstill agreement.

On May 30, 2015, a representative of Party F communicated with Ra’ed Elmurib, PMC’s Vice President of Corporate Development and General Manager of PMC’s Microprocessor Products Division, and expressed an unsolicited interest in scheduling a meeting to discuss a strategic transaction with PMC.

On June 2, 2015, members of PMC’s management met with members of Skyworks’ management and provided publicly available information concerning PMC’s business.

On June 8, 2015, members of PMC’s management met with representatives of Party F, and PMC provided publicly available information concerning PMC’s business. Party F expressed interest in seeking to put together a consortium of investors to make a bid for PMC.

On June 9, 2015, Mr. Lang and Mr. Elmurib met with members of Microsemi management, and PMC provided additional diligence information to Microsemi.

On June 10, 2015, in response to a request from PMC’s General Counsel, Alinka Flaminia, Skadden reviewed whether it had any prior or existing engagements with Skyworks and noted that a team based in its Boston office was engaged by Skyworks on unrelated matters. Thereafter, Skadden sought and obtained from Skyworks a conflict waiver and an undertaking to use counsel other than Skadden in any transaction with PMC.

On June 10, 2015, Microsemi sent Mr. Lang and the Board a revised non-binding proposal to acquire PMC at a price of $7.61 in cash and 0.0819 shares of Microsemi stock for each share of PMC common stock. Based on the closing price per share of Microsemi common stock on the prior trading day, the value proposed was approximately $10.48 per share of PMC’s common stock, or a 14.4% premium over the closing price of PMC’s common stock on the prior trading day.

On June 11, 2015, Mr. Elmurib met with a member of Party G’s Board on unrelated business and discussed the possibility of a strategic transaction involving the combination of PMC’s storage business with the business of Party G.

On June 18, 2015, Mr. Lang communicated with Mr. Aldrich by email, sending Mr. Aldrich a proposed form of nondisclosure agreement and standstill. The parties scheduled a meeting for June 22, 2015 to review PMC management’s presentation. On June 19, 2015, Thomas Schiller, Skyworks’ Vice President of Strategy and Corporate Development, sent Mr. Elmurib a list of business diligence questions in advance of the meeting.

On June 20, 2015, PMC entered into a nondisclosure agreement with Skyworks. The nondisclosure agreement provided for a standstill that would expire on December 20, 2016 but that would terminate upon the commencement by a third party of a tender or exchange offer that PMC recommends be accepted, or PMC’s entry into a definitive agreement with a third party for a change of control of PMC.

On June 22, 2015, Mr. Lang called the Chief Executive Officer of Party G and discussed further the possibility of a strategic transaction involving PMC and Party G.

On June 22, 2015, Mr. Lang and Mr. Elmurib met with Mr. Schiller and other members of Skyworks’ management, during which PMC presented its corporate overview and discussed certain anticipated restructuring activities.

On June 23, 2015, a member of Party H’s management communicated with Mr. Lang, requesting a meeting with Mr. Lang and Party H’s Chief Executive Officer to identify ways the companies may work together. Mr. Lang responded with possible dates.

On June 23, 2015, Mr. Elmurib provided additional diligence information to Skyworks in response to questions posed by Skyworks at the meeting on June 22, 2015.

On June 26, 2015, the Board held a meeting attended by representatives of Skadden and representatives of Qatalyst Partners to consider PMC’s financial performance compared to PMC’s operating plan and proposed cost reduction efforts, and to discuss Microsemi’s June 10, 2015 proposal, the status of discussions with the parties that had thus far expressed an interest in a potential strategic transaction, and other parties that could potentially be interested in a strategic transaction with PMC. Mr. Lang updated the Board on the discussions with the parties that had expressed interest in a strategic transaction, and expressed his recommendation that PMC stay engaged with Microsemi, Skyworks and Party F, seek to engage with Party G and Party H, and discuss any indications of interest from potentially interested parties at the next scheduled meeting of the Board on August 5, 2015, after PMC had announced PMC’s financial results for the second quarter of fiscal 2015. After discussion, the Board unanimously determined that PMC was not in a position to respond to Microsemi’s proposal until PMC had announced PMC’s financial results for the second quarter of fiscal 2015. After the meeting of the Board, Mr. Lang communicated the response from the Board to Microsemi’s Chief Executive Officer, James J. Peterson, and it was agreed that the parties would discuss the possibility of a transaction further after PMC announced PMC’s results for the second quarter of fiscal 2015.

After the June 26, 2015 meeting of the Board, Mr. Lang received a telephone call from Mr. Aldrich, who reiterated Skyworks’ interest in a potential strategic transaction, and a follow-up call between Mr. Aldrich and Mr. Lang was set for August 3, 2015, before the next meeting of the Board.

On June 29, 2015, Mr. Lang communicated with the Board regarding the results of his conversation with Mr. Peterson and the telephone call Mr. Lang received from Mr. Aldrich.

On July 17, 2015, Mr. Lang met with the Chief Executive Officer of Party H and discussed further the possibility of a strategic transaction involving PMC and Party H.

On July 20, 2015, Mr. Lang and Mr. Elmurib met with the Chief Executive Officer and another member of the management of Party G and discussed further the possibility of a strategic transaction involving PMC and Party G.

On July 23, 2015, PMC announced PMC’s results for the second quarter of fiscal 2015. The closing price of PMC’s common stock on July 24, 2015, the next trading day after such announcement, was $6.71.

On July 30, 2015, a representative of Party F communicated with Mr. Elmurib by email and requested a meeting. Mr. Elmurib met with the representative of Party F later that day, at which meeting the representative of Party F discussed its plans to try to put together an investment fund that would be interested in pursuing a strategic transaction involving PMC.

On August 3, 2015, Microsemi sent a letter to Mr. Lang re-affirming its June 10, 2015 proposal of $7.61 in cash and 0.0819 shares of Microsemi stock for each share of PMC’s common stock and requesting a response, which re-affirmed proposal was promptly communicated to the Board. Based on the closing price per share of Microsemi’s common stock on August 3, 2015, the value offered was approximately $10.28 per share of PMC’s common stock, or a 51.0% premium over the closing price of PMC’s common stock on August 3, 2015.

On August 3, 2015, a member of Party G’s management communicated with Mr. Lang that it was not interested in further discussions regarding a transaction of the size and complexity of a transaction involving PMC and Party G.

On August 3, 2015, Mr. Lang communicated with Mr. Aldrich by telephone and discussed PMC’s business and a possible strategic transaction.

On August 4, 2015, Party F sent a preliminary indication of interest in an acquisition of PMC, at a price of $10.00 to $11.00 in cash for each share of PMC’s common stock, and indicated that they were setting up a fund to pursue the acquisition and had located certain equity investors for the fund. The proposal was promptly communicated to the Board.

On August 5, 2015, the Board met and discussed Microsemi’s reaffirmed June 10, 2015 proposal and Party F’s August 4, 2015 indication of interest, as well as the conversations between PMC’s management and Skyworks and Party H. The Board instructed Qatalyst Partners to inform Microsemi and Party F that their proposed prices were not adequate, but that the Board was open to allowing business diligence to see if an acceptable price could be reached. After discussion with representatives of Qatalyst Partners regarding any additional parties who may have an interest, and the financial resources, to engage in a business combination with PMC, the Board also instructed representatives of Qatalyst Partners and PMC’s management to reach out to Skyworks, Party C, Party D, Party H, Party I, Party J, and Party K. The Board determined not to contact Party A at this time due to the pendency of a significant strategic transaction involving Party A that had been announced, and decided not to contact Party B and Party E based on feedback from conversations in 2014 regarding a potential strategic transaction.

Between August 6, 2015 and August 11, 2015, members of PMC’s management and representatives of Qatalyst Partners reached out to Party C, Party D, Party H, Party I, Party J and Party K to determine their interest in a possible strategic transaction involving PMC.

On August 6, 2015, a member of PMC’s management sent a proposed form of nondisclosure agreement to Party F.

On August 7, 2015, Mr. Lang communicated with Mr. Aldrich, and Mr. Aldrich informed Mr. Lang that Skyworks had discussed a possible strategic transaction involving PMC with its Board, and that they were supportive of a possible transaction, and that he expected to send a proposal the following week. Mr. Lang asked Skyworks to reach out to Qatalyst Partners, and a representative of Qatalyst Partners received a call from Mr. Schiller with the same message.

On August 7, 2015, a representative of Party F communicated with representatives of Qatalyst Partners regarding the investors they hoped would participate in a fund and their interest in a strategic transaction involving PMC.

On August 10, 2015, a member of Party C’s management communicated with a representative of Qatalyst Partners regarding the timeline and process contemplated by PMC and what additional information could be made available. The representative of Qatalyst Partners indicated that subject to agreement on a nondisclosure agreement, PMC’s management would hold a meeting with Party C management to share financial projections and discuss PMC’s strategy and operations, and that no deadline for proposals had been established, but it was important to schedule a meeting soon in order for Party C to remain competitive from a timing perspective.

On August 10, 2015, Skyworks sent a representative of Qatalyst Partners a written proposal to acquire PMC at a price of $8.25 in cash for each share of PMC’s common stock, subject to further diligence and approval from the board of directors of Skyworks, which proposal was promptly communicated to the Board.

On August 10, 2015, Microsemi requested and received PMC’s consent to share confidential information with a lender.

Between August 10, 2015 and August 11, 2015, members of the Board communicated with PMC’s management and Qatalyst Partners regarding Skyworks’ proposal. The Board unanimously authorized Qatalyst Partners to respond that the proposal was inadequate and to inform Skyworks that it would need to materially increase its proposal in order to be competitive. On August 11, 2015, a representative of Qatalyst Partners communicated the message to Skyworks, and informed PMC’s management that Skyworks had indicated it would respond with a list of diligence questions to see if it could increase its proposed price.

On August 11, 2015, a representative of Qatalyst Partners called a member of Party D’s management, who indicated that Party D was not interested in a possible strategic transaction with PMC.

On August 11, 2015, members of PMC’s management met with members of Microsemi’s management, with representatives of Qatalyst Partners and Stifel participating in the meeting. Later that day, PMC provided additional diligence information to Microsemi.

On August 11, 2015, representatives of Qatalyst Partners, having obtained permission from Skyworks, advised Ms. Flaminia that since January 1, 2013 Qatalyst Partners had provided, and was currently providing, financial advisory services to Skyworks on matters unrelated to the discussions between Skyworks and PMC. Ms. Flaminia requested that Qatalyst Partners provide updated responses to the conflicts questionnaire completed in September 2014 to cover all of the parties currently engaged in discussions with PMC, including Skyworks.

On August 11, 2015, a member of Party K’s management communicated with Mr. Lang that Party K was not interested in discussing a possible strategic transaction involving PMC.

On August 12, 2015, outside counsel for Party C contacted a representative of Skadden regarding entering into a nondisclosure agreement with PMC. Earlier on August 12, 2015, outside counsel for Party C informed Ms. Flaminia that they had been retained by Party C to assist in its review of a possible strategic transaction involving PMC and Party C.

On August 12, 2015, representatives of Qatalyst Partners communicated with Stifel, who requested clarification on the process that PMC intended to pursue in order to evaluate Microsemi’s proposal. On August 13, 2015, a representative of Stifel communicated with a representative of Qatalyst Partners and requested more information about PMC’s RF chipset business.

On August 13, 2015, Mr. Schiller sent a representative of Qatalyst Partners a list of requests for diligence information, to which PMC responded.

On August 17, 2015, members of PMC’s management held a conference call with members of Microsemi’s management, with representatives of Qatalyst Partners and Stifel participating in the call.

On August 18, 2015, PMC entered into a nondisclosure agreement with Party C. The nondisclosure agreement included a standstill that would expire on August 14, 2016, but that would terminate upon the commencement by a third party of a tender or exchange offer that PMC fails to recommend be rejected, or PMC’s entry into a definitive agreement with a third party for a change of control of PMC.

On August 19, 2015, PMC entered into a nondisclosure agreement with Party H and certain potential equity financing sources for Party H. The nondisclosure agreement included a standstill that would expire on August 19, 2016, but that would terminate upon the commencement by a third party of a tender or exchange offer that PMC fails to recommend be rejected, or PMC’s entry into a definitive agreement with a third party for a change of control of PMC. On August 19, 2015 and August 20, 2015, a member of Party H’s management communicated with Mr. Elmurib, sending a list of proposed diligence questions and responding to a question from Mr. Elmurib regarding its plans to seek co-investors in connection with a strategic transaction involving PMC. PMC sent additional diligence information to Party H in response to its questions.

On August 19, 2015, Microsemi sent a revised written proposal to acquire PMC at a price of $7.61 and 0.0449 shares of Microsemi’s stock for each share of PMC common stock, and requesting a 21-day period of exclusivity, which proposal was promptly communicated to the Board. Based on the closing price per share of Microsemi common stock on the prior trading day, the value offered was approximately $9.08 per share of PMC’s common stock, a 12% reduction from the prior proposal, representing a premium of approximately 42% over the closing price of PMC’s common stock on the prior trading day.

On August 20, 2015, members of PMC’s management met separately with members of the management of each of Skyworks and Party H, and PMC responded to their diligence questions and provided each of them with additional diligence information. Representatives of Qatalyst Partners also participated in these meetings.

On August 20, 2015, PMC entered into a nondisclosure and standstill agreement with Party I. The nondisclosure agreement included a standstill that would expire on August 19, 2016, but that would terminate upon the commencement by a third party of a tender or exchange offer that PMC recommends be accepted, or PMC’s entry into a definitive agreement with a third party for a change of control of PMC.

On August 21, 2015, Mr. Peterson communicated with Mr. Lang, requesting a response to Microsemi’s August 19, 2015 proposal, and Mr. Lang responded that PMC would be holding a meeting of the Board at the end of the following week and would respond promptly thereafter.

On August 21, 2015, members of PMC’s management met separately with members of Party C’s management and members of Party I’s management, and PMC provided Party C and Party I with additional diligence information. Representatives of Qatalyst Partners also participated in these meetings.

On August 24, 2015, PMC entered into a nondisclosure agreement with Party J dated as of August 21, 2015, and PMC provided Party J with additional diligence information. The nondisclosure agreement provided for a standstill that would expire on August 21, 2016, but that would terminate upon the commencement by a third party of a tender or exchange offer that PMC fails to recommend be rejected, or PMC’s entry into a definitive agreement with a third party for a change of control of PMC.

On August 27, 2015, representatives of both Party H and Party I communicated with representatives of Qatalyst Partners that they were not going to continue discussions. In the case of Party H, they stated that their acquisition priorities had shifted from diversification to their core business. In the case of Party I, they cited internal disagreement as to whether the two businesses were sufficiently complementary, and the risks associated with migration to new architectures over the next three years.

On August 27, 2015, Mr. Schiller communicated with a representative of Qatalyst Partners and informed him that Skyworks intended to submit a revised proposal. Later that afternoon, Skyworks sent a written proposal to PMC’s management at a price of $10.00 for each share of PMC common stock, representing a 65% premium to the closing price of PMC’s shares of common stock on the previous day. The proposal was subject to further diligence, and contemplated a period of 55 days for diligence and negotiation. The proposal was promptly communicated to the Board.

On August 27, 2015, a representative of Qatalyst Partners followed up with Party C and was told that interest in a potential transaction was still being evaluated internally.

On August 28, 2015, the Board met to consider the proposals received from Microsemi and Skyworks, and after discussion, instructed Qatalyst Partners and PMC’s management to inform both Microsemi and Skyworks that the prices proposed were inadequate, but that PMC was prepared to allow them to conduct further due diligence and enter into negotiations to see if a mutually acceptable price could be agreed.

On September 1, 2015, a representative of Qatalyst Partners communicated with Party F to inquire whether Party F still intended to execute a nondisclosure agreement and enter into negotiations with PMC.

On September 1, 2015, the board of directors of Microsemi held a special meeting, with representatives of Stifel and O’Melveny present, to discuss Microsemi’s recent proposal to acquire PMC. The board of directors of Microsemi discussed the due diligence process undertaken to date, the business rationale for the proposed acquisition, and the risks involved. Representatives of Stifel provided a valuation and combined business and prospects presentation on the potential acquisition of PMC and other potential bidders and Microsemi’s Executive Vice President and Chief Financial Officer, John W. Hohener, led a discussion regarding the potential debt financing. The board of directors of Microsemi affirmed its belief that the consummation of the proposed acquisition was advisable and in the best interest of Microsemi and its stockholders, and authorized management of Microsemi to enter into an acquisition transaction on terms consistent with those discussed by the board.

On September 2, 2015, Mr. Schiller communicated with a representative of Qatalyst Partners and indicated that Skyworks was working towards the anticipated deadline for proposals, which was prior to the end of the month, and would be retaining legal counsel and a financial advisor.

On September 2, 2015, counsel for Qatalyst Partners provided the updated written response to its prior conflicts disclosure with respect to Skyworks, Microsemi, and the other parties that were actively engaged in discussions with PMC at the time, confirming that Qatalyst Partners had no material relationships with the parties that were actively engaged in discussions with PMC at the time, other than the financial advisory work for Skyworks on unrelated matters as previously disclosed orally on August 11, 2015.

On September 2, 2015, Stifel communicated with representatives of Qatalyst Partners and informed them that Microsemi had discussed PMC’s response with the board of directors of Microsemi, and that the board of directors of Microsemi understood that PMC intended to allow Microsemi and other interested parties with which PMC was in discussions to conduct due diligence and that PMC intended to solicit higher proposals to determine if a mutually acceptable price could be agreed. Stifel requested that proposals be due on September 21, 2015, and that if agreement could be reached on a mutually acceptable price, that the parties enter into an agreement for the proposed transaction by September 28, 2015, and indicated that Microsemi intended to conduct further diligence to determine if it was able to increase the price it was proposing and requested additional diligence information.

On September 2, 2015, a member of Party C’s management communicated to a representative of Qatalyst Partners that there was interest in a potential transaction with PMC, but that they had concerns over valuation, and requested additional diligence information. On September 2, 2015 and September 3, 2015, representatives of Qatalyst Partners furnished additional diligence information to Party C on PMC’s behalf.

On September 2, 2015, members of PMC’s management held a conference call with Party C management, and PMC provided additional diligence information to Party C. Representatives of Qatalyst Partners participated in the call.

On September 2, 2015, a representative of Qatalyst Partners communicated with members of Party J management regarding scheduling a meeting and provided additional diligence information to Party J.

On September 3, 2015, PMC furnished access to an online data room with documents and other diligence information to Microsemi and Skyworks. Promptly after additional diligence information was furnished in response to diligence requests during this process, it was also furnished in the online data room to bidders other than the party that had originally requested such information.

On September 3, 2015, a member of Party J’s management communicated to a representative of Qatalyst Partners that it was not going to continue discussions, indicating that there was some internal interest, but also reservations at the size of a potential transaction, and it could not arrive at a consensus in support of a transaction.

On September 3, 2015 and September 4, 2015, Party F requested and received PMC’s consent to share confidential information with two additional co-investors.

On September 4, 2015, Microsemi requested and received PMC’s consent to share confidential information with a second lender.

On September 8, 2015, the board of directors of Microsemi met at a regularly scheduled meeting of the board of directors, with representatives of O’Melveny present, and discussed, among other things, the proposed transaction with PMC.

On September 9, 2015, a representative of Qatalyst Partners sent process letters to Microsemi and Skyworks calling on each to complete its due diligence and present an unconditional best and final offer, complete with a mark-up of a definitive acquisition agreement, by September 28, 2015.

On September 9, 2015, Mr. Elmurib met with a member of Party F’s management, who indicated that their process was taking longer than anticipated, and would be disrupted by some local holidays, but that they were hoping to get signatures from their proposed co-investors on the nondisclosure agreement soon, and proposed a meeting to follow-up in mid-October.

On September 10, 2015, Skyworks requested and received PMC’s consent to share confidential information with Barclays as a source of financing.

On September 11, 2015, a representative of Stifel and Mr. Schiller each separately communicated with a representative of Qatalyst Partners regarding supplemental requests for information and scheduling diligence meetings with PMC management. Over the following week, PMC provided additional diligence materials in response to their requests.

On September 14, September 15 and again on September 17, 2015, members of PMC’s management met with members of Skyworks’ management for further diligence meetings. Representatives of Qatalyst Partners were also present.

On September 15, 2015, at PMC’s request, Qatalyst Partners sent a draft merger agreement prepared by Skadden to each of Microsemi (contemplating a transaction in which the consideration would be cash and stock) and Skyworks (contemplating a transaction in which the consideration would be all cash).

On September 16, 2015, members of PMC’s management met with members of Microsemi’s management for diligence purposes, with representatives of Qatalyst Partners and representatives of Stifel participating in the meeting.

On September 16, 2015, Mr. Lang communicated with Party C’s management to discuss Party C’s level of interest in a strategic transaction with PMC, and to remind Party C of the upcoming deadline for the receipt of bids.

On September 18, 2015, members of PMC’s management participated in two conference calls with members of Microsemi’s management for diligence purposes, with representatives of Qatalyst Partners and representatives of Stifel participating in the calls. Also on September 18, 2015, representatives of Stifel communicated with a representative of Qatalyst Partners and indicated that Microsemi intended to provide detailed comments on the form of merger agreement proposed by PMC in an effort to resolve open issues with respect to the merger agreement in advance of the final deadline for proposals. Later that evening, Microsemi’s legal counsel sent comments on the merger agreement to representatives of Skadden.

On September 19, 2015, the Board met to review information provided by Qatalyst Partners and Skadden with respect to their engagement by Skyworks on unrelated matters. The Board requested that Qatalyst Partners should be asked to terminate its representation of Skyworks, which Qatalyst Partners had offered to do, and that the Board should also retain a second financial advisor to advise it as to the fairness of the consideration to PMC’s stockholders in any transaction. The Board also determined that because the Skadden team working on PMC’s behalf was distinct from the Skadden team that has worked on behalf of Skyworks on unrelated matters, Skadden would continue to represent PMC in its evaluation of strategic alternatives. On September 21, 2015, Qatalyst Partners advised PMC that it had terminated the unrelated Skyworks representation as requested by the Board.

On September 22, 2015, Mr. Lang again communicated with Party C’s management to discuss Party C’s level of interest in a strategic transaction involving PMC and Party C, and to remind Party C of the upcoming deadline for the receipt of bids. Later that day, a member of Party C’s management communicated with a representative of Qatalyst Partners regarding its intention to submit a proposal at a price between $7.00 and $9.00 a share, and the representative of Qatalyst Partners informed Party C’s management that such a proposal would not be competitive. Later that day Party C sent a written proposal to acquire PMC at a price between $8.00 to $10.00 per share of PMC’s common stock, subject to further due diligence, which proposal was promptly communicated to the Board.

On September 23, 2015, representatives of Skadden held a conference call with representatives of O’Melveny to negotiate the terms of the merger agreement.

On September 23, 2015, Qatalyst Partners sent a process letter to Party C calling for it to complete its due diligence and present an unconditional best and final offer by September 28, 2015, as well as the form of merger agreement prepared by Skadden contemplating a transaction in which the consideration would be all cash. On September 23, 2015, Party C was granted access to the online data room PMC established for diligence purposes.

Between September 23, 2015 and September 28, 2015, members of PMC’s management held diligence meetings with members of the management of each of Microsemi and Party C, and diligence calls with members of the management of each of Skyworks, Microsemi and Party C, and PMC provided each of them with additional diligence information. During this period, members of PMC’s management also participated in diligence calls and a meeting with Microsemi with respect to PMC’s diligence investigation of Microsemi. Representatives of Qatalyst Partners participated in these calls, and in the meetings between members of PMC’s management and members of Party C’s management and between members of PMC’s management and members of Microsemi’s management. Representatives of Stifel also participated in the calls and meetings between members of PMC’s management and the members of Microsemi’s management.

On September 24, 2015, a member of Party C’s management communicated with Mr. Lang and indicated that Party C was interested in a potential strategic transaction with PMC, but was not likely to move quickly.

On September 24, 2015, a member of Party F’s management communicated with a representative of Skadden to indicate that Party F was prepared to execute the nondisclosure agreement; however, a number of their proposed equity investors were not yet willing to enter into the nondisclosure agreement.

On September 25, 2015, a representative of Skadden furnished initial drafts of the disclosure schedules to the merger agreement to legal counsel to Microsemi and Skyworks, and sent a revised draft of the merger agreement to Microsemi’s legal counsel reflecting PMC’s responses to the comments previously submitted by Microsemi.

On September 25, 2015, Mr. Peterson sent a letter addressed to the Board informing the Board that Microsemi intended to submit its best and final firm offer by 2:00 p.m. Pacific time on September 28, 2015, that the proposal would be fully financed, not subject to any further diligence or conditions, and would include a negotiated merger agreement, and that the offer would expire on September 29, 2015 at 5:00 p.m. Pacific time. Later that day, a representative of Qatalyst Partners communicated with a member of Microsemi’s management and informed them that the Board meeting would not take place until October 1, 2015, as previously communicated, and that the Board had determined that it would not be possible to change the timing of the meeting.

On September 26, 2015, with the approval of all members of the Board, Jonathan Judge, the Chairman of the Board, sent a letter to Mr. Peterson reminding him that PMC had scheduled a meeting of the Board for October 1, 2015 to consider all proposals from interested parties, including any proposal from Microsemi, informing him that if Microsemi withdrew its proposal or its proposal expired, PMC would have no choice but to view Microsemi’s proposal as withdrawn, and informing him that PMC looked forward to receiving Microsemi’s proposal.

On September 26, 2015, Mr. Elmurib contacted three financial advisory firms, including the firm that was ultimately retained, Needham & Company, LLC (“Needham & Company”) to discuss retaining one of them to serve as a second financial advisor in connection with PMC’s review of any proposed transactions.

On September 28, 2015, both Microsemi and Skyworks submitted written proposals to acquire PMC, including comments on the proposed form of merger agreement. Microsemi proposed $7.61 in cash and 0.0771 shares of Microsemi common stock for each share of PMC’s common stock, and the offer by its terms would expire at 6:00 p.m. EDT on September 29, 2015. Based on the closing price per share of Microsemi’s common stock on the prior trading day, the value proposed was approximately $10.00 per share of PMC’s common stock. Skyworks proposed $10.00 in cash per share of PMC’s common stock. Both proposals were promptly communicated to the Board. Each of the proposals represented a premium of approximately 57% over the closing price of PMC’s common stock on the prior trading day.

On September 29, 2015, representatives of each of Qatalyst Partners and Skadden contacted members of Microsemi’s management and its legal counsel, respectively, and asked them to extend the expiration of Microsemi’s proposal given the timing of the meeting of the Board on October 1, 2015, but both Qatalyst Partners and Skadden received no response. Additionally, representatives of Qatalyst Partners communicated with members of Microsemi’s management, and urged them to put forward their best and final bid.

On September 29, 2015, PMC entered into a formal engagement letter with Needham & Company to serve as a financial advisor in connection with PMC’s review of any proposed transactions, based on Needham & Company’s qualifications, expertise, reputation and knowledge of PMC’s business and affairs and the industry in which PMC operates.

On September 29, 2015, representatives of Skadden held a conference call with counsel to Skyworks for negotiations with respect to the merger agreement. On September 30, 2015, a representative of Skadden sent a revised draft of the merger agreement to Skyworks’ legal counsel reflecting PMC’s responses to the comments submitted by Skyworks on September 28, 2015.

On September 30, 2015, a representative of Qatalyst Partners communicated with Mr. Schiller and urged Skyworks to raise the price they were offering in order to distinguish their bid from the competition.

On the morning of October 1, 2015, the Board met to review the final bids that were received in response to PMC’s call for proposals, with representatives of Skadden, Qatalyst Partners and Needham & Company in attendance. Mr. Lang described the bids that had been received from Microsemi and Skyworks, noting that both Microsemi and Skyworks had sent proposals offering to pay $10.00 per share of PMC’s common stock, but the

Skyworks proposal was all cash, and the Microsemi proposal included $7.61 in cash and 0.0771 shares of Microsemi common stock, with a value of approximately $10.14 based on the closing price of the Microsemi common stock on the prior trading day. Mr. Lang noted that the proposal from Microsemi had expired in accordance with its terms on September 29, 2015, but that he recommended that the Board assess the merits of the proposal from Microsemi notwithstanding that the proposal had expired. Mr. Lang also said that he had received a voicemail from Mr. Aldrich suggesting that Skyworks may be able to raise its price. A representative of Qatalyst Partners then summarized the history of and status of the negotiations with Microsemi, Skyworks and Party C and the terms of the current proposals from Microsemi and Skyworks, noting that each party had been repeatedly urged to make its best and final proposal. The representative of Qatalyst Partners summarized the terms of the two bids received, noting that the transaction proposed by Skyworks would involve significantly lower leverage, and that negotiations with respect to the proposed form of merger agreement were at an advanced stage with both parties. Finally, the representative of Qatalyst Partners noted that Party C had moved slowly throughout the process, and that although Party C had been actively engaged and done a significant amount of work on diligence over the 10 days prior to the meeting of the Board, it had not yet submitted a proposal, notwithstanding that Party C understood the timing of PMC’s process. A representative of Skadden then described the fiduciary duties of the Board, and a representative of Qatalyst Partners discussed the financial aspects of the proposals. A representative of Skadden then summarized the status of the negotiations with each of Microsemi and Skyworks with respect to the merger agreement, reviewing the material terms of each of the agreements, highlighting the nature of the financing commitments and commitments to securing required regulatory clearances, and noting that both agreements contained customary “fiduciary out” provisions to allow the Board to terminate the agreement to accept a superior proposal if failure to do so would be inconsistent with the Board’s fiduciary duties, and that there were no material differences in the closing conditions and termination provisions. The representative of Skadden noted that while there were still open issues, neither proposed form of merger agreement contained any issues that were likely to prevent reaching agreement on the terms of a merger agreement, and that both bidders had agreed to full specific performance of their obligation to consummate the transaction.

During the meeting of the Board on October 1, 2015, a member of Microsemi’s management telephoned a representative of Qatalyst Partners to inform him that Microsemi’s proposal was still open even though the written offer had expired by its terms, and reiterated that the proposal they had submitted was their best and final proposal; the fact that Microsemi’s bid was still open was also subsequently confirmed in writing in a letter from Microsemi to PMC. After Qatalyst Partners completed its presentation, a discussion ensued among the members of the Board, Mr. Lang and the representatives of Qatalyst Partners regarding PMC’s ability to achieve and sustain the projected rates of growth and operating margins in light of the competitive environment, past performance and the risks of a market dislocation that could impact trading multiples and valuations, opportunities for growth, and the potential for a transaction with Microsemi or other potential interested parties at some point in the future, if PMC does not pursue a transaction at this point. After discussion of the merits of an all cash offer versus the cash and equity proposal from Microsemi, the possible market reaction to the level of leverage contemplated by the Microsemi proposal and the impact that would have on the value of the Microsemi proposal, and the risks inherent in achieving PMC’s standalone plan, the Board determined that the all cash proposal from Skyworks, inclusive of any expected increase pursuant to the voicemail left by Mr. Aldrich, was superior to the proposal from Microsemi, but directed management and Qatalyst Partners to ask both parties to raise their proposed prices, informing Skyworks that PMC would move quickly to enter into a definitive agreement if it would raise its offer to $10.50 per share, and informing Microsemi that its bid was not selected and it would not be the winning bidder at its current offer.

In the afternoon of October 1, 2015, Mr. Lang communicated with Mr. Aldrich by telephone and urged Skyworks to raise the price it was offering, and after negotiations, Mr. Aldrich agreed to propose a price of $10.50 per share, which Skyworks subsequently confirmed in writing.

In the afternoon of October 1, 2015, representatives of Qatalyst Partners communicated with a member of Microsemi’s management, who informed them that Microsemi would not increase its bid and confirmed that its prior bid was its best and final proposal. Qatalyst Partners informed him that the Board had determined not to proceed with Microsemi’s proposal.

From October 2, 2015 to October 5, 2015, members of PMC’s management and representatives of Skadden participated in negotiations with Skyworks and its counsel with respect to the proposed merger agreement, including the scope of the representations and warranties, the restrictions on PMC’s operations between the signing of the merger agreement and the consummation of the merger, the obligation of Skyworks to enforce its debt commitment and the remedies if the transaction failed to close, the terms of the commitment letter for debt financing to be provided by Skyworks’ financing sources, the disclosure schedules with respect to the merger agreement, and other open issues with respect to the merger agreement and legal diligence effort.

At 9 a.m. on October 5, 2015, the Board met to review the status of the negotiations and the terms of the proposed transaction, attended by representatives of Qatalyst Partners, Needham & Company and Skadden, respectively. At the meeting, representatives of Qatalyst Partners discussed the financial aspects of the proposed transaction, updated to reflect changes in the market price of PMC’s shares of common stock since October 1, 2015. Representatives of Needham & Company then discussed the financial aspects of the proposed transaction. Skadden described the terms of and status with respect to the negotiation of the merger agreement. The meeting of the Board was adjourned until 1:00 p.m.

During the day on October 5, 2015, PMC management and legal counsel participated in negotiations with Skyworks and its legal counsel regarding the merger agreement and completed the preparation of the disclosure schedules to the merger agreement.

At 1 p.m. on October 5, 2015, the Board reconvened to hear an update on the status of the negotiations regarding the merger agreement from PMC’s management, legal counsel and financial advisors, attended by representatives of Qatalyst Partners, Needham & Company and Skadden, respectively. Ms. Flaminia and Mr. Lang described the status of negotiations with respect to the merger agreement. A representative of Qatalyst Partners indicated that he had communicated with a member of Party C’s management earlier that day regarding whether Party C still intended to submit a proposal, and the member of Party C’s management had indicated that Party C was likely to make a proposal, but would offer a price of around $9.00 per share, and that there was resistance internally to offering more than $9.00 per share of PMC’s common stock. The representative of Qatalyst Partners told the member of Party C’s management that such a proposal would not be competitive, but Party C had not expressed any willingness to increase its proposed price in response. Qatalyst Partners then rendered its oral opinion, subsequently confirmed in writing, that as of October 5, 2015 and based upon and subject to the various considerations, limitations and other matters set forth in its written opinion, the $10.50 per share cash consideration to be received by the holders of PMC’s common stock, other than Skyworks or any affiliates of Skyworks, pursuant to the merger agreement was fair, from a financial point of view, to such holders. Needham & Company delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated October 5, 2015, to the effect that, as of such date, and based upon and subject to the assumptions and other matters described in its written opinion, the consideration of $10.50 per share in cash to be received by the holders of PMC’s common stock (other than Skyworks, any affiliates of Skyworks and holders of dissenting shares who properly exercise their appraisal rights) pursuant to the merger agreement, was fair, from a financial point of view, to such holders. Skadden then described the proposed resolutions. Following a discussion, the resolutions approving the merger agreement and the merger contemplated thereby were unanimously approved by the Board members in attendance.

In the evening of October 5, 2015, PMC executed and delivered the merger agreement with Skyworks, and PMC and Skyworks issued a joint press release announcing the merger agreement after the close of trading on October 5, 2015. At that time, all standstill agreements with other parties automatically expired in accordance with their terms.

On October 8, 2015, the board of directors of Microsemi met, with representatives of Stifel and O’Melveny present, to review and discuss Microsemi’s proposal to acquire PMC. Mr. Peterson and Mr. Litchfield provided an update on the proposed acquisition, including the status of PMC’s merger agreement with Skyworks, revisions to the merger agreement that Microsemi would make were it to revise its proposal and proposed revised terms for the acquisition financing. Representatives of Stifel provided a financial valuation of Microsemi’s revised bid and comparable multiples/premiums used in PMC’s industry. At the meeting, the board of directors of Microsemi authorized management of Microsemi to execute and deliver a revised proposal on terms consistent with those discussed by the board of directors of Microsemi.

On October 19, 2015, Microsemi sent a written proposal to acquire PMC at a price of $8.75 in cash and 0.0736 shares of Microsemi stock for each share of PMC’s common stock, which proposal was contemporaneously publicly announced and promptly communicated to the Board. Based on the closing price per share of Microsemi’s common stock on the prior trading day, the value proposed was approximately $11.50 per share of PMC’s common stock. Later that day, the Board determined, after consultation with its financial advisors and outside legal counsel, that the Microsemi proposal would reasonably be expected to lead to a superior proposal, and that the failure to participate in discussions with Microsemi would reasonably be expected to be inconsistent with the Board’s fiduciary duties, and accordingly PMC provided Skyworks notice of PMC’s intent to engage in discussions with Microsemi.

After Microsemi and PMC had entered into a new non-disclosure agreement on October 20, 2015, between October 20, 2015 and October 26, 2015, PMC’s management and representatives of Skadden, Qatalyst Partners and Needham & Company participated in additional diligence meetings with members of Microsemi’s management and representatives of O’Melveny and Stifel, including meetings for purposes of reverse diligence regarding Microsemi, as well as negotiations with respect to the proposed merger agreement and disclosure schedules.

On October 22, 2015 and October 23, 2015, PMC provided updated information regarding preliminary financial results for the third quarter of fiscal 2015 and projected performance for the fourth quarter of fiscal 2015 to Microsemi and Skyworks, respectively.

The Board met on October 26, 2015 and determined that Microsemi’s proposal of $8.75 in cash and 0.0736 shares of Microsemi stock for each share of PMC’s common stock was superior to the $10.50 per share payable under the merger agreement with Skyworks, and PMC promptly gave notice to Skyworks of PMC’s intention to terminate the merger agreement to enter into an acquisition agreement with Microsemi if Skyworks did not submit a binding proposal to change the terms of the merger agreement such that the Microsemi proposal would no longer be a superior proposal on or before 5:00 p.m. on October 29, 2015, and PMC informed Skyworks of PMC’s willingness to engage in negotiations with Skyworks.

On October 27, 2015, during a pre-planned trip to meet with a PMC customer, Mr. Lang met with Mr. Aldrich to discuss Microsemi’s October 19, 2015 proposal, confirm Skyworks’ interest in PMC and request that Skyworks increase its proposed purchase price in response to Microsemi’s proposal. Between October 27, 2015 and October 29, 2015, representatives of Qatalyst Partners also communicated with representatives of Skyworks to urge them to increase their proposed purchase price.

On October 29, 2015, Skyworks submitted a proposed amended and restated merger agreement providing for a price of $11.60 per share in cash, and providing for an increase in the amount of the termination fee from $70 million to $88.5 million. The updated Skyworks proposal was promptly communicated to the Board. Representatives of Qatalyst Partners contacted representatives of Skyworks’ management seeking to have Skyworks increase its price and reverse the proposed increase in the termination fee. Mr. Lang communicated with Mr. Aldrich and requested that Skyworks withdraw its request to increase the termination fee. Representatives of Skadden contacted Skyworks’ outside legal counsel to request that Skyworks reverse its proposed increase in the termination fee. Representatives of Skyworks’ management and Skyworks’ outside legal counsel separately communicated to representatives of Qatalyst Partners and Skadden that Skyworks was not willing to further increase its proposed purchase price or reverse the proposed increase in the termination fee and that the increase in the termination fee was an integral part of Skyworks’ willingness to increase its bid to $11.60 per share. Representatives of Qatalyst Partners communicated with members of Microsemi’s management and its financial advisor to ask them if Microsemi was willing to increase its bid and informed them that Microsemi should submit its best and final offer. Microsemi declined to increase its bid at this time, but indicated that it intended to keep pursuing a transaction with PMC. On the evening of October 29, 2015, after consultation with its financial advisors and outside legal counsel, the Board determined that the Microsemi proposal was not superior to the amended and restated merger agreement proposed by Skyworks. In connection with the Board’s determination to approve the amended and restated merger agreement with Skyworks, Qatalyst Partners rendered its oral opinion, subsequently confirmed in writing, that as of October 29, 2015 and based upon and subject to the various considerations, limitations and other matters set forth in its written opinion, the $11.60 per share cash consideration to be received by the holders of PMC’s common stock, other than Skyworks or any affiliates of Skyworks, pursuant to the merger agreement was fair, from a financial point of view, to such holders, and Needham & Company delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated October 29, 2015, to the effect that, as of such date, and based upon and subject to the assumptions and other matters described in its written opinion, the consideration of $11.60 per share in cash to be received by the holders of PMC’s common stock (other than Skyworks, any affiliates of Skyworks and holders of dissenting shares who properly exercise their appraisal rights) pursuant to the merger agreement, was fair, from a financial point of view, to such holders. Skadden then described the proposed resolutions. The Board discussed and unanimously approved resolutions approving the amended and restated merger agreement and the merger contemplated thereby. PMC entered into the amended and restated merger agreement proposed by Skyworks later that evening, and announced the amended and restated merger agreement with Skyworks before the opening of trading on October 30, 2015.

On October 29, 2015, the board of directors of Microsemi held a special meeting, with representatives of Stifel and O’Melveny present, to discuss the proposed acquisition of PMC. The board of directors of Microsemi discussed PMC’s merger agreement with Skyworks and representatives of Stifel provided a financial valuation and combined business and prospects presentation. The board of directors of Microsemi authorized management of Microsemi to execute and deliver a revised proposal on terms consistent with those discussed by the board of directors of Microsemi.

Mid-morning on October 30, 2015, Microsemi sent a written proposal to acquire PMC at a price of $9.04 in cash and 0.0771 shares of Microsemi stock for each share of PMC’s common stock, which proposal was also publicly announced. Based on Microsemi’s closing price on the prior trading day, the value proposed was approximately $11.88 per share of PMC’s common stock. Microsemi’s revised proposal did not include an updated debt commitment letter confirming its lenders’ approval of the new Microsemi proposal and contemplated a promissory note structure for payment of the Skyworks termination fee that would have caused PMC to violate the terms of its existing revolving credit agreement. In the evening of October 30, 2015, the Board determined, after consultation with its financial advisors and outside legal counsel, that the Microsemi proposal would reasonably be expected to lead to a superior proposal, and that the failure to participate in further discussions with Microsemi would reasonably be expected to be inconsistent with the Board’s fiduciary duties. Shortly after the meeting of the Board, PMC provided Skyworks notice of PMC’s intent to engage in further discussions with Microsemi and notified Microsemi of the determination of the Board.

After Microsemi entered into a new nondisclosure agreement, on October 31, 2015, representatives of Qatalyst Partners communicated with members of Microsemi’s management and its financial advisors and informed them of the determination of the Board, and encouraged them again to increase Microsemi’s proposed consideration and to provide its best and final offer. On the same day, representatives of Skadden communicated with Microsemi’s outside legal counsel and discussed the need for confirmation that Microsemi’s lenders had approved Microsemi’s revised bid and the elimination of the promissory note mechanic for payment of the termination fee under the Skyworks merger agreement, and informed them of the Board’s determination and the necessity of Microsemi putting forward its best and final offer at this time.

On October 31, 2015, Mr. Aldrich called Mr. Lang to discuss Microsemi’s proposal and PMC’s views of the proposal. Mr. Lang advised Mr. Aldrich that the Board would evaluate the proposal and make a determination.

On November 1, 2015, Microsemi submitted a revised proposal that included a debt commitment letter that confirmed its lenders’ approval of the revised Microsemi proposal, and provided for direct payment of the Skyworks termination fee by Microsemi without need of any promissory note from PMC, but this proposal did not provide for an increase in the proposed price. Representatives of Microsemi contacted representatives of Qatalyst Partners to discuss the value of the Microsemi proposal and Microsemi’s upcoming earnings announcement, scheduled for November 5, 2015. On the evening of November 1, 2015, the Board met to consider this latest Microsemi proposal, and after consultation with PMC’s financial advisors and outside legal counsel who were present at the meeting, the Board unanimously determined that the value of the Microsemi proposal of $9.04 in cash and 0.0771 shares of Microsemi stock for each share of PMC’s common stock was not superior to the value offered by the amended and restated merger agreement with Skyworks at that time, but that the Board would continue to monitor developments with respect to the value of Microsemi’s stock. Shortly after the meeting of the Board, PMC issued a press release announcing that the Board had been unable to conclude that the Microsemi proposal was superior to the amended and restated merger agreement with Skyworks at that time, and that the Board continued to recommend the merger agreement with Skyworks to PMC’s stockholders, because the Board believed that the mixed stock/cash consideration proposed by Microsemi did not provide superior value compared to the all cash $11.60 transaction with Skyworks, and because while Microsemi’s proposal was nominally higher than Skyworks’ proposal based on prices as of October 30, 2015, the Board believed that Skyworks’ all cash proposal provided more value certainty to stockholders than the stock and cash consideration provided in the Microsemi proposal. The Board also took into account the relatively modest timing difference between the two proposals.

On November 2, 2015, the board of directors of Microsemi held a special meeting, with representatives of O’Melveny and Stifel present, to discuss its proposal to acquire PMC, including the terms of the potential transaction, synergies, risks and opportunities available to Microsemi in connection with the proposed acquisition of PMC. Management of Microsemi agreed to provide a recommendation to the board of directors of Microsemi on the potential acquisition at the meeting of the board of directors on November 6, 2015.

On November 6, 2015, the board of directors of Microsemi held a special meeting, with representatives of Stifel and O’Melveny present, and determined, after consultation with and presentation from its financial advisors, to authorize Microsemi management to execute and deliver a merger agreement on terms consistent with those discussed by the board of directors of Microsemi.

On November 6, 2015, the Board held a meeting, and at that meeting the Board determined, after consultation with its financial advisors and outside legal counsel, to continue discussions with Microsemi regarding Microsemi’s proposal to acquire PMC in view of the increase in the price per share of Microsemi stock following its earnings announcement on November 5, 2015 and Microsemi’s reiteration and reaffirmation of its proposal to acquire PMC on November 2, 2015 and November 5, 2015. The Board directed its financial and legal advisors to notify Microsemi and its outside legal counsel of the Board’s determination and to clarify with Microsemi whether Microsemi intended to deliver the proposal in a binding manner capable of acceptance by PMC. Following the meeting of the Board, representatives of Qatalyst Partners contacted a representative of Microsemi and a representative of Skadden contacted a representative of Microsemi’s counsel as directed by the Board. On November 7, 2015, representatives of PMC’s management and Qatalyst Partners advised representatives of Skyworks’ management of the Board’s determination.

On November 8, 2015, Mr. Lang communicated with Mr. Aldrich regarding the decision by the Board to reassess the Microsemi proposal.

On November 8, 2015, at the request of Microsemi’s Executive Vice President and Chief Strategy Officer, Steven G. Litchfield, Mr. Peterson had a call with Jonathan Judge, PMC’s Chairman, and they discussed the Microsemi proposal.

On the night of November 8, 2015, PMC’s outside counsel received a letter from Skyworks addressed to the Board questioning whether PMC’s interactions with Microsemi in the wake of Microsemi’s reiteration of its proposal were consistent with PMC’s obligations under the non-solicitation provision of the amended and restated merger agreement with Skyworks. The letter was promptly made available to the Board.

On November 9, 2015, Microsemi delivered a proposal in a binding manner capable of acceptance by PMC, which was substantively identical to the proposal submitted on November 1, 2015, except that it provided for a commitment by Microsemi to commence an exchange offer within 10 business days, rather than 20 business days, of execution of a definitive merger agreement with PMC, and a reduced termination fee of $67 million rather than $88.5 million. The Board met in the evening on November 9, 2015 and determined, after consulting with PMC’s financial and legal advisors, that Microsemi’s proposal of $9.04 in cash and 0.0771 shares of Microsemi stock for each share of PMC’s common stock, which, based on the closing price per share of Microsemi common stock that day, represented nominal value of $11.97 per share of PMC’s common stock, was superior to the $11.60 in cash per share payable under the amended and restated merger agreement with Skyworks. PMC promptly gave notice to Skyworks of PMC’s intention to terminate the merger agreement to enter into an acquisition agreement with Microsemi if Skyworks did not submit a binding proposal to change the terms of the Skyworks merger agreement such that the Microsemi proposal would no longer be a superior proposal before the end of business on November 13, 2015, and representatives of Skadden informed Microsemi’s outside counsel of the Board’s determination. PMC also informed Skyworks of PMC’s willingness to engage in negotiations in good faith with Skyworks during such period. That night, PMC also sent a letter to Skyworks in response to the letter received from Skyworks the day before confirming that there had been no breach of any of PMC’s contractual obligations to Skyworks.

On November 10, 2015, members of PMC’s management spoke with members of Skyworks’ management regarding the Board’s determination that the Microsemi proposal constituted a superior proposal, and regarding whether Skyworks intended to propose to change the terms of the amended and restated merger agreement with Skyworks such that the Microsemi proposal would no longer be a superior proposal. In addition, on the same day, at the request of Skyworks, Mr. Judge had a telephone call with Kevin Beebe, a member of the board of directors of Skyworks.

On November 10, 2015, the board of directors of Microsemi held a regularly scheduled meeting, with representatives of O’Melveny present, and management of Microsemi provided an update on matters related to Microsemi’s proposed acquisition of PMC.

Between November 11, 2015 and November 13, 2015, Mr. Lang communicated with Mr. Aldrich on several occasions regarding whether Skyworks intended to propose changes to the terms of the amended and restated merger agreement with Skyworks, but notwithstanding PMC’s requests to improve the terms of PMC’s current transaction, Skyworks declined to do so.

The Board met on the evening of November 13, 2015 to consider once again whether the Microsemi proposal of $9.04 in cash and 0.0771 shares of Microsemi stock for each share of PMC’s common stock was superior to the $11.60 in cash per share payable under the amended and restated merger agreement with Skyworks. Based on the closing price of Microsemi’s stock on November 13, 2015, which had declined by approximately 6.6% from the closing price on November 9, 2015, the Microsemi proposal represented nominal value of $11.77 per share of PMC’s common stock. The Board unanimously determined, after receiving the advice of its financial advisors and outside legal counsel, that Microsemi’s latest proposal was not superior to PMC’s existing amended and restated merger agreement with Skyworks in light of the recent stock market volatility and concern regarding the market effect of geopolitical events. In light of the letter from Skyworks on November 8, 2015 questioning whether PMC’s interactions with Microsemi were consistent with its obligations under the nonsolicitation provision in the amended and restated merger agreement with Skyworks, prior to the meeting of the Board, PMC requested and received written assurances from Skyworks that it would not seek to terminate the amended and restated merger agreement with Skyworks in the event the Board determined it was superior to the proposal from Microsemi.

During the afternoon of November 14, 2015, a member of Microsemi’s management sent a letter addressed to the Board inquiring whether, if Microsemi increased its bid by approximately $0.105 in cash per share of PMC’s stock, such that the nominal value of its proposal, based on the closing price of the Microsemi stock on November 13, 2015, would be $11.88 per share of PMC’s stock, PMC would be permitted under the terms of the amended and restated merger agreement with Skyworks to, and willing to, accept such an updated Microsemi proposal over the weekend of November 14th–15th without providing Skyworks an opportunity to match the updated Microsemi proposal, and this proposal was promptly communicated to the Board and to Skyworks. Following PMC’s transmitting the letter from Microsemi to Skyworks, counsel to Skyworks communicated with a representative of Skadden in writing that to proceed as Microsemi had suggested would constitute a breach under PMC’s agreement with Skyworks—a view with which the Board agreed. Moreover, the Board unanimously determined that the latest Microsemi proposal was not reasonably likely to lead to a superior proposal. On November 15, 2015, a member of Microsemi’s management sent a letter addressed to the Board rescinding the proposal.

On November 17, 2015 Microsemi submitted a proposal in a binding manner capable of acceptance by PMC, to acquire PMC at a price of $9.22 in cash and 0.0771 shares of Microsemi stock for each share of PMC’s common stock, which was otherwise substantively identical to the proposal submitted on November 1, 2015.

On November 18, 2015, the Board met and determined, after consulting with its financial and legal advisors, that Microsemi’s proposal received on the previous day, which based on the closing price of Microsemi’s stock on November 18, 2015 represented nominal value of $12.07 per share of PMC’s common stock, was superior to the $11.60 per share payable under the amended and restated merger agreement with Skyworks. PMC promptly gave notice to Skyworks of PMC’s intention to terminate the merger agreement to enter into an acquisition agreement with Microsemi if Skyworks did not submit a binding proposal to change the terms of the Skyworks merger agreement such that the Microsemi proposal would no longer be a superior proposal before the end of business on November 23, 2015, and informed Skyworks of PMC’s willingness to engage in negotiations in good faith with Skyworks during such period.

Between November 18, 2015 and November 23, 2015, representatives of PMC, Qatalyst Partners and Skadden communicated with Skyworks regarding whether it intended to increase its bid. Skyworks indicated that it was not willing to increase its bid.

On the evening of November 23, 2015, the Board met and determined, after consultation with its financial advisors and outside legal counsel, that the Microsemi proposal constituted a superior proposal and that it would be inconsistent with its fiduciary duties not to terminate the amended and restated merger agreement with Skyworks and approve the proposed merger agreement with Microsemi. In connection with the Board’s determination to approve the merger agreement with Microsemi, Qatalyst Partners rendered its oral opinion, subsequently confirmed in writing, that as of November 23, 2015 and based upon and subject to the various considerations, limitations and other matters set forth in its written opinion, the consideration of $9.22 cash and 0.0771 shares of Microsemi stock per share to be received by the holders of PMC’s common stock, other than Microsemi or any affiliates of Microsemi, pursuant to the merger agreement was fair, from a financial point of view, to such holders, and Needham & Company delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated November 23, 2015, to the effect that, as of such date, and based upon and subject to the assumptions and other matters described in its written opinion, the consideration of $9.22 cash and 0.0771 shares of Microsemi stock per share to be received by the holders of PMC’s common stock (other than Microsemi, any affiliates of Microsemi and holders of dissenting shares who properly exercise their appraisal rights) pursuant to the merger agreement, was fair, from a financial point of view, to such holders. Skadden then described the proposed resolutions. Following a discussion, the resolutions approving the termination of the amended and restated merger agreement with Skyworks, and approving merger agreement with Microsemi and the merger contemplated thereby, were unanimously approved by the Board members in attendance. PMC promptly delivered a notice of termination to Skyworks with respect to the amended and restated merger agreement with Skyworks.

On November 24, 2015, PMC executed and delivered the merger agreement with Microsemi, and PMC and Microsemi issued a joint press release announcing the merger agreement prior to the start of trading on November 24, 2015. Microsemi then paid the $88.5 million termination fee (which PMC was obligated to pay to Skyworks) to PMC, and PMC promptly paid such amount to Skyworks.

Reasons for the Board’s Recommendation

At a meeting held on November 23, 2015, the Board determined that the Offer and the Merger was advisable, fair to, and in the best interests of, our stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that our stockholders tender their Shares in the Offer.

In evaluating the Offer, the Merger, and the Merger Agreement, the Board consulted with the Company’s senior management team, as well as the Company’s outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

•	the fact that the proposed consideration to be received by the holders of the Company’s common stock of $9.22 in cash and 0.0771 shares of Parent common stock per share of the Company’s common stock represented a premium over the market price at which the Company’s common stock traded prior to the announcement of the execution of the original merger agreement with Skyworks dated October 5, 2015, as well as a significant premium over the price proposed to be paid under the amended and restated Merger Agreement with Skyworks dated October 29, 2015. Based upon the closing price of Parent’s common stock on November 20, 2015, the second to last trading day prior to the announcement of the Merger Agreement, the consideration represents an approximate premium of:

•	78% based on the closing price per share of $6.77 on September 30, 2015, the last full trading day prior to publication of a Bloomberg article speculating that the Company had hired a financial advisor to seek a sale of the Company; and

•	93% based on the average price per share of $6.25 over the 30 trading day period ending September 30, 2015;

•	the belief of the Board that the per share transaction consideration of $9.22 in cash and 0.0771 shares of Parent common stock per share of the Company’s common stock is more favorable to the Company’s stockholders than the consideration of $11.60 per share in cash per share of the Company’s common stock that was to be paid under the amended and restated merger agreement with Skyworks;

•	the fact that a portion of the transaction consideration is composed of shares of Microsemi common stock, so the Company’s stockholders may have an ability to participate in any future “upside” in the equity ownership of the combined company;

•	the Board’s expectations regarding the anticipated timing of the consummation of the Offer and the Merger, including the fact that because the Offer does not require regulatory approval from Chinese antitrust authorities, it could potentially close earlier than the proposed transaction with Skyworks. The potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to potential disruption and uncertainty pending closing and enable the Company’s stockholders to more quickly enjoy any accretive benefits of the Merger;

•	the belief of the Board that the Offer and the Merger are more favorable to the Company’s stockholders than the potential value that might result from the other alternatives reasonably available to the Company, including the alternative of remaining a stand-alone public company and other strategies that might be pursued as a stand-alone public company;

•	the fact that the price proposed by Parent reflected extensive negotiations between the Company and Parent and their respective advisors, as well as extensive negotiations between the Company and Skyworks, and their respective advisors;

•	the Board’s belief, after consultation with the Company’s financial advisors, that the prices proposed by Skyworks and Parent were the highest each would pay;

•	the oral opinion delivered by Qatalyst Partners to the Board on November 23, 2015, and subsequently confirmed by Qatalyst Partners’ written opinion to the Board dated such date, to the effect that, based upon and subject to the various considerations, limitations and other matters set forth therein, the consideration to be received by the holders of the Company’s common stock, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. You are urged to read Qatalyst Partners’ written opinion, which is set forth in its entirety in Annex A, and the description of the opinion and the related financial analyses presented by Qatalyst Partners provided in Item 4 under the heading “Opinions of the Company’s Financial Advisors—Opinion of Qatalyst Partners LP”;

•	the oral opinion delivered by Needham & Company to the Board on November 23, 2015, and subsequently confirmed by Needham & Company’s written opinion to the Board dated such date, to the effect that, based upon and subject to the assumptions and other matters set forth in the written opinion, the consideration to be received by the holders of the Company’s common stock, other than Parent, any affiliate of Parent or holders who have properly demanded appraisal rights, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. You are urged to read Needham & Company’s written opinion, which is set forth in its entirety in Annex B, and the description of the opinion and the related financial analyses presented by Needham & Company provided in Item 4 under the heading “Opinions of the Company’s Financial Advisors—Opinion of Needham & Company, LLC”;

•	the Board’s belief that the Offer and the Merger will likely be consummated, based on, among other factors, the absence of any financing condition to consummation of the Offer or the Merger, and the delivery by Parent of a debt commitment letter setting forth financing commitments for financing to consummate the transactions under the Merger Agreement;

•	the Board’s assessment that Parent has adequate financial resources to pay the aggregate transaction consideration, including:

•	the limited, and high likelihood of satisfaction of, conditions to the debt financing commitment obtained by Parent;

•	Parent’s representations and covenants contained in the Merger Agreement relating to such financing; and

•	the Board’s assessment of Parent’s ability to obtain financing, after reviewing publicly available and other financial information with respect to Parent with the assistance of legal and financial advisors;

•	the terms and conditions of the Merger Agreement and related transaction documents, in addition to those described above (relating to regulatory approvals and clearances and financing) including:

•	the limited and otherwise customary conditions to the parties’ obligations to complete the Offer and the Merger, including the commitment by Parent to obtain applicable regulatory clearances and assume the risks related to certain conditions and requirements that may be imposed by regulators in connection with securing such clearance, in addition to the absence of a financing condition;

•	the requirement that consummation of the Offer is conditioned on the satisfaction of the minimum tender condition which, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of the Company’s common stock;

•	the Company’s ability to seek to specifically enforce Parent’s obligations under the Merger Agreement, including Parent’s obligations to consummate the Offer and the Merger;

•	that the Purchaser is required to extend the Offer beyond the initial expiration date if any condition to consummation of the Offer is not satisfied and has not been waived, until 11:59 p.m. New York City time on March 31, 2016, as described in the Offer to Exchange under the heading “Exchange Offer Procedures—Extension, Termination and Amendment of Offer”;

•	the Company’s ability to seek damages in the event of fraud or a knowing and intentional breach by Parent of its obligations under the Merger Agreement;

•	the Company’s ability, under certain limited circumstances, to furnish information to, and conduct negotiations with, third parties regarding an acquisition proposal that is, or would reasonably be expected to lead to, a superior proposal;

•	the Company’s ability, subject to certain conditions, to terminate the Merger Agreement in order to accept a superior proposal, subject to paying or causing to be paid to Parent the termination fee of $88.5 million and repaying to Parent the termination fee of $88.5 million previously paid to Skyworks to terminate the amended and restated merger agreement with Skyworks. The Board determined, after discussion with its legal and financial advisors, that the proposed termination fee was reasonable in light of, among other things:

•	the benefits of the Merger to the Company’s stockholders;

•	the multiple proposals and counter-proposals made by each of Skyworks and Parent since the original merger agreement with Skyworks on October 5, 2015, and that no other potentially interested party engaged during the period after the Company’s entry into the original merger agreement with Skyworks on October 5, 2015, and the time the Company entered into the Merger Agreement with Parent on November 24, 2015;

•	the typical size of such fees in similar transactions; and

•	the belief that a fee of such size would not preclude or unreasonably restrict the emergence of alternative transaction proposals;

•	the ability of the Board, subject to certain conditions, to change its recommendation supporting the Merger in response to an intervening event, regardless of the existence of a competing or superior acquisition proposal, to the extent the Board determines that such action is necessary to comply with its fiduciary duties to the Company’s stockholders under applicable law;

•	the customary nature of the other representations, warranties and covenants of the Company in the Merger Agreement; and

•	the fact that the financial and other terms and conditions of the Merger Agreement minimize, to the extent reasonably practical, the risk that a condition to closing of the Offer or the Merger would not be satisfied and also provide a reasonable level of flexibility to operate the Company’s business during the pendency of the Merger;

•	the fact that the Company conducted a thorough process of exploring its strategic alternatives stretching over fourteen months, during which time the Company and its representatives discussed potential interest in a strategic transaction involving the Company with twelve different strategic and financial buyers, Party A, Party B, Party C, Party D, Party E, Party F, Party G, Party H, Party I, Party J, Parent and Skyworks, and entered into confidentiality agreements and provided other non-public information to seven of those potential acquirers, Party A, Party C, Party H, Party I, Party J, Parent and Skyworks, three of which, Party C, Parent and Skyworks, ultimately conducted full legal and financial due diligence investigations and submitted formal proposals, and two of which, Skyworks and Parent, entered into definitive agreements with the Company;

•

after lengthy meetings with management, the Board’s consideration of the Company’s business, strategy, assets, financial condition, capital requirements, results of operations, competitive position and historical and projected financial performance, and the nature of the industry and regulatory environment in which the Company competes, and related risks and upside potential and the potential impact of those factors on the trading price of the Company’s common stock (which cannot be quantified numerically);

•	the risks and uncertainties associated with maintaining the Company’s existence as an independent company and the opportunities presented by the Merger, including the risks and uncertainties with respect to:

•	achieving its growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the high-performance storage and semiconductor industries specifically;

•	the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended December 27, 2014 and subsequent reports filed with the SEC; and

•	the inherent uncertainty of attaining management’s internal financial projections, including those set forth in Item 4 under the heading “Certain Company Forecasts,” including the fact that the Company’s actual financial results in future periods could differ materially and adversely from the projected results;

•	the negotiation process with Skyworks and Parent, which was conducted at arm’s length, and the fact that the Company’s senior management and its legal and financial advisors were directly involved throughout the negotiations and updated the Board directly and regularly; and

•	the availability of appraisal rights under Delaware law to holders of the Company’s common stock who do not tender their Shares in the Offer and comply with all of the required procedures under Delaware law, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

•	the fact that the transaction is not all cash, which precludes the Company’s stockholders from enjoying certainty of value for their shares of the Company’s common stock;

•	capital markets broadly, and semiconductor stocks specifically, have been highly volatile recently due to concerns about recent earnings results and outlook, slowing global economic growth, rising interest rates, and geopolitical uncertainties, which may result in fluctuations in the value of the portion of the consideration to the Company’s stockholders to be paid in Parent stock;

•	the risks and costs to the Company if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	that the Company is obligated to pay Parent a termination fee of $88.5 million in addition to repaying Parent the termination fee it has paid to Skyworks, on behalf of the Company, of $88.5 million if the Merger Agreement is terminated under certain circumstances, and, in certain other circumstances, reimburse potentially up to $15 million in expenses, which the Board believed, after consulting with its legal and financial advisors, would not preclude competing offers following the announcement of the transaction;

•	that the Merger is conditioned on the receipt of regulatory approvals and clearances, including the expiration or termination of the waiting period under the HSR Act, and, therefore, the Merger may not be completed in a timely manner or at all;

•	the risk that the Offer or the Merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, even if the Minimum Condition is satisfied, including the possibility that conditions to the parties’ obligations to complete the Offer or the Merger may not be satisfied and the potential resulting disruptions to the Company’s business;

•	the fact that an insufficient number of holders of shares of the Company’s common stock may tender into the Offer to satisfy the Minimum Condition;

•	the risk that the debt financing contemplated by the debt commitment letter may not be obtained, resulting in Parent not having sufficient funds to complete the Merger;

•	the risks associated with the amount of indebtedness that Parent would incur in connection with the Offer and the Merger;

•	the Merger Agreement’s restrictions on the conduct of the Company’s business prior to the completion of the Merger, generally requiring the Company to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger;

•	the fact that the Company is prohibited from paying dividends or making stock repurchases prior to the consummation of the Merger;

•	the fact that the Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement, as more fully described under the heading “The Offer and the Merger—Interests of Certain Persons in the Offer and Merger—Other Arrangements with Executive Officers”;

•	the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether the Merger is consummated;

•	the fact that the receipt of a combination of cash and Parent stock in exchange for shares of the Company’s common stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes; and

•	the risk that the cash offered by Skyworks may have a higher notional value at closing than the cash and stock offered by Parent, depending upon the performance of Parent’s common stock.

After considering the foregoing potentially positive and potentially negative factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer and the Merger outweighed the risks and other potentially negative factors associated with the Merger Agreement, the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, and in light of other factors that they believed were appropriate, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company’s stockholders tender their shares of the Company’s common stock pursuant to the Offer.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinions of the Company’s Financial Advisors

Opinion of Qatalyst Partners LP

The Company retained Qatalyst Partners to act as a financial advisor to the Board in connection with a potential transaction such as the Offer and the Merger and to evaluate whether the transaction consideration to be received by the holders of the Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Company selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of the Qatalyst Partners’ opinion in this Schedule 14D-9. At the meeting of the Board on November 23, 2015, Qatalyst Partners rendered its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share to be received by the holders of the Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated November 23, 2015, to the Board following the meeting of the Board.

The full text of Qatalyst Partners’ written opinion, dated November 23, 2015 to the Board is attached as Annex A and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share to be received by the holders of the Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement, and it does not address any other aspect of the Offer or the Merger. It does not constitute a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or any other matter and does not in any manner address the price at which the Shares or Parent’s common stock will trade at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst Partners reviewed the Merger Agreement, certain related documents, and certain publicly available financial statements and other business and financial information of the Company and Parent. Qatalyst Partners also reviewed (i) certain forward-looking information prepared by the Company’s management, including the financial projections by the Company’s management included below under the heading “Certain Company Forecasts;” (ii) certain forward-looking information prepared by the management of Parent, including financial projections and operating data of Parent (the “Parent Projections”); (iii) certain publicly available financial projections and operating data of Parent, including publicly available research analysts’ estimates (the “Parent Street Projections”); and (iv) information relating to certain strategic, financial and operational benefits anticipated from the Offer and the Merger prepared by the management of Parent, as adjusted by the management of the Company (the “Synergies”). Based upon the judgment of the Board and management of the Company that the Case I projections reflected the results that were more likely to be achieved, the Board instructed Qatalyst Partners to use the Case I projections (the “Company Projections”) as the basis for its financial analyses in connection with its opinion as to the fairness, from a financial point of view, of the consideration payable in the Merger to the holders of the Shares (other than Parent or any affiliates of Parent). Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Offer and the Merger, with senior executives of the Company and Parent. Qatalyst Partners also reviewed the historical market prices and trading activity for the Company’s common stock and Parent’s common stock and compared the financial performance of the Company and Parent and the prices and trading activity of the Company’s common stock and Parent’s common stock with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by the Company and Parent. With respect to the Company Projections, Qatalyst Partners was advised by management of the Company, and Qatalyst Partners assumed, that the Company Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. With respect to the Parent Projections, Qatalyst Partners was advised by the management of Parent, and Qatalyst Partners assumed, that the Parent Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent of the future financial performance of Parent. With respect to the Parent Street Projections, Qatalyst Partners was advised by the management of the Company, and Qatalyst Partners assumed, that the Parent Street Projections reflected the best currently available estimates and judgments of the management of the Company of the future financial performance of Parent. With respect to the Synergies, Qatalyst Partners was advised by the management of the Company, and Qatalyst Partners assumed, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company relating to the strategic, financial and operational benefits anticipated from the Offer and the Merger. Qatalyst Partners assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, Qatalyst Partners assumed, that in connection with the receipt of all the necessary approvals of the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the Offer and the Merger. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the managements of the Company and Parent as to (i) the existing and future technology and products of the Company and Parent and the risks associated with such technology and products; (ii) their ability to integrate the businesses of the Company and Parent; and (iii) their ability to retain key employees of the Company and Parent. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice.

Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion does not address the underlying business decision of the Company to engage in the Offer or the Merger, or the relative merits of the Offer or the Merger as compared to any strategic alternatives that may be available to the Company. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share to be received by the holders of the Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement, and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Parent or the Company, or any class of such persons, relative to such consideration.

The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated November 23, 2015. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized both the consensus of third-party research analysts’ projections of the future financial performance of the Company as of November 20, 2015 (the “Analyst Projections”) and the Company Projections. Some of the summaries of the financial analyses include information presented in tabular format.

The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Illustrative Discounted Cash Flow Analysis

Qatalyst Partners performed an illustrative discounted cash flow (“DCF”) analysis, which is designed to imply a potential, present value per Share as of September 26, 2015 by:

•	adding:

•	the implied net present value of the estimated future unlevered free cash flows of the Company, as set forth in the Company Projections, for the fourth quarter of fiscal year 2015 through fiscal year 2020 (which implied present value was calculated by using a range of discount rates of 10.0% to 13.0%, based on an estimated weighted average cost of capital);

•	the implied net present value of a corresponding terminal value of the Company, calculated by multiplying the Company’s estimated net operating profit after taxes (“NOPAT”) in fiscal year 2021, based on the Company Projections, by a range of multiples of fully-diluted enterprise value to next-twelve-months NOPAT multiples of 9.0x to 16.0x, and discounted to present value using the same range of discount rates used in the calculation of the implied net present value of the estimated future unlevered free cash flows of the Company described above;

•	the estimated cash balance, net of the estimated debt outstanding, of the Company as of September 26, 2015, as provided by the Company’s management;

•	applying a dilution factor of approximately 13% to reflect the dilution to current stockholders, assuming no buybacks, over the projection period due to the effect of future equity award issuances projected by the Company’s management; and

•	dividing the resulting amount by the number of fully-diluted Shares outstanding, adjusted for Shares issuable upon exchange or retraction of outstanding PMC-Sierra Ltd. special shares, Company RSUs, Company PRSUs and Company stock options outstanding (assuming treasury stock method), as provided by the Company’s management as of September 26, 2015.

Based on the calculations set forth above, this analysis implied a range of values for the Company’s common stock of approximately $8.78 to $13.59 per share. Qatalyst Partners noted that the implied value of the consideration to be received by holders of the Shares pursuant to the Merger Agreement was $12.05 per share, based on Parent’s closing stock price on November 20, 2015.

Illustrative Selected Companies Analysis

Qatalyst Partners compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies. The companies used in this comparison included companies listed below which were selected from publicly traded companies in the semiconductor industry by Qatalyst Partners based on its professional judgment, which included such factors as companies participating in similar lines of businesses to the Company, having similar financial performance, or having other relevant or similar characteristics.

Selected Company	CY2016E P/E Multiple
Avago Technologies Ltd.	12.8x
EZchip Semiconductor Ltd.	14.2x	(1)
Integrated Device Technology Inc.	18.9x
Inphi Corporation	25.9x
Mellanox Technologies, Ltd.	15.2x
Marvell Technology Group Ltd.	12.0x
Microsemi Corporation	11.1x
QLogic Corporation	13.4x
Semtech Corporation	16.0x
Xilinx, Inc.	22.3x

(1)	Calculated using the closing stock price of EZchip Semiconductor Ltd. on September 29, 2015, the date prior to the announcement of its proposed acquisition by Mellanox Technologies, Ltd.

Based upon research analyst consensus estimates for fiscal year 2016, and using the closing prices as of November 20, 2015 for shares of the selected companies (except that Qatalyst Partners used the closing stock price of EZchip Semiconductor Ltd. on September 29, 2015, the date prior to the announcement of its proposed acquisition by Mellanox Technologies, Ltd.), Qatalyst Partners calculated, among other things, the ratio of price to earnings per share for fiscal year 2016 (the “CY2016E P/E Multiples”) for each of the selected companies. The median CY2016E P/E Multiple among companies analyzed was 14.7x and the mean was 16.2x. The CY2016E P/E Multiple for the Company was 10.2x based on the Analyst Projections using the Company’s closing share price on September 30, 2015, which represented the last closing stock price of the Company prior to the appearance of a Bloomberg article speculating that the Company had hired a financial advisor to seek a sale of the Company.

Based on an analysis of the CY2016E P/E Multiples for the selected companies, Qatalyst Partners selected a representative range of 10.0x to 16.0x and applied this range to the Company’s estimated fiscal year 2016 per share earnings based on each of the Company Projections and the Analyst Projections. This analysis implied a range of values for the Company’s common stock of approximately $7.04 to $11.27 per share based on the Company Projections and approximately $6.64 to $10.63 per share based on the Analyst Projections. Qatalyst Partners noted that the implied value of the consideration to be received by holders of the Shares pursuant to the Merger Agreement was $12.05 per share, based on Parent’s closing stock price on November 20, 2015.

No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Illustrative Selected Transactions Analysis

Qatalyst Partners compared thirty-two selected public company transactions involving companies in the semiconductor industry announced between September 2006 and November 2015, including transactions involving companies participating in similar lines of businesses to the Company, having similar financial performance, or having other relevant or similar characteristics. These transactions are listed below:

Announcement Date	Target	Acquirer	Transaction Multiples
			Revenue NTM	P/E NTM
November 18, 2015	Fairchild Semiconductor International, Inc.	ON Semiconductor Corporation	1.7x	18.8x
November 9, 2015	Pericom Semiconductor Corporation	Diodes Incorporated	2.1x	19.9x
October 21, 2015	SanDisk Corporation	Western Digital Corporation	3.1x	25.3x
September 30, 2015	EZchip Semiconductor Ltd.	Mellanox Technologies, Ltd.	4.8x	16.2x
September 20, 2015	Atmel Corporation	Dialog Semiconductor plc	3.7x	29.8x
June 11, 2015	Integrated Silicon Solution, Inc.	Uphill Investment Co.	1.9x	24.5x
June 1, 2015	Altera Corporation	Intel Corporation	7.7x	42.5x
May 28, 2015	Broadcom Corporation	Avago Technologies Ltd.	3.8x	19.0x
May 7, 2015	Micrel Incorporated	Microchip Technology Inc.	3.0x	42.4x
April 30, 2015	OmniVision Technologies, Inc.	Consortium led by Hua Capital Management Co., Ltd	1.0x	22.0x
March 2, 2015	Freescale Semiconductor, Ltd.	NXP Semiconductor N.V.	3.4x	18.1x
February 25, 2015	Emulex Corporation	Avago Technologies Ltd.	1.5x	14.3x
January 27, 2015	Silicon Image, Inc.	Lattice Semiconductor Corporation	1.9x	36.9x
December 1, 2014	Spansion Inc.	Cypress Semiconductor Corporation	1.5x	16.8x
October 14, 2014	CSR plc	Qualcomm Incorporated	2.9x	27.1x
August 20, 2014	International Rectifier Corporation	Infineon Technologies AG	2.0x	26.3x
June 9, 2014	Hittite Microwave Corporation	Analog Devices, Inc.	6.6x	31.6x
February 24, 2014	TriQuint Semiconductor, Inc.	RF Micro Devices, Inc.	1.8x	32.4x
December 16, 2013	LSI Corporation	Avago Technologies Ltd.	2.7x	17.1x
August 15, 2013	Volterra Semiconductor Corporation	Maxim Integrated Products Inc.	3.1x	30.5x
July 12, 2013	Spreadtrum Communications, Inc.	Tsinghua Holdings Co., Ltd.	1.6x	10.6x
June 22, 2012	Mstar Semiconductor, Inc.	MediaTek Inc.	2.1x	15.8x
May 2, 2012	Standard Microsystems Corporation	Microchip Technology Inc.	1.8x	22.1x
September 22, 2011	Zarlink Semiconductor Inc.	Microsemi Corporation	2.0x	22.5x
September 12, 2011	NetLogic Microsystems, Inc.	Broadcom Corporation	8.3x	29.2x
April 4, 2011	National Semiconductor Corporation	Texas Instruments Incorporated	4.4x	21.5x
January 5, 2011	Atheros Communications, Inc.	Qualcomm Incorporated	3.5x	23.5x
October 4, 2010	Actel Corporation	Microsemi Corporation	1.8x	15.0x
December 13, 2007	AMIS Holdings Inc.	ON Semiconductor Corporation	1.7x	13.3x
August 13, 2007	Sirenza Microdevices Inc.	RF Micro Devices, Inc.	4.2x	22.8x
December 4, 2006	Agere Systems Inc.	LSI Corporation	2.5x	22.6x
September 15, 2006	Freescale Semiconductor Inc.	Investor Group	2.4x	20.3x

For each of the transactions listed above, Qatalyst Partners reviewed, among other things, the implied fully-diluted enterprise value of the target company as a multiple of analyst estimates of the next-twelve-months revenue of the target company, the median of which was 2.4x and the mean of which was 3.0x. Based on the analysis of such metrics for the transactions noted above, Qatalyst Partners selected a representative range of 2.0x to 3.5x applied to the Company’s estimated next-twelve-months revenue (calculated as the four quarters ending on September 26, 2016 and based on the Analyst Projections). Based on the calculations set forth above, then adding the net cash of the Company as of October 23, 2015 and then dividing the resulting amount by the fully-diluted shares of the Company’s common stock outstanding adjusted for shares of the Company’s common stock issuable upon exchange or retraction of outstanding PMC-Sierra Ltd. special shares, Company RSUs, Company PRSUs and Company stock options outstanding (assuming treasury stock method), as provided by the Company’s management as of October 22, 2015, this analysis implied a range of values for the Company’s common stock of approximately $6.59 to $10.45 per share. Qatalyst Partners noted that the implied value of the consideration to be received by holders of the Shares pursuant to the Merger Agreement was $12.05 per share, based on Parent’s closing stock price on November 20, 2015.

For each of the transactions listed above, Qatalyst Partners also reviewed the price per share paid for the target company as a multiple of analyst estimates of the next-twelve-months earnings per share of the target company, the median of which was 22.3x and the mean of which was 23.5x. Based on the analysis of such metrics for the transactions noted above, Qatalyst Partners selected a representative range of 16.0x to 26.0x applied to the Company’s estimated next-twelve-months earnings (calculated as the four quarters ending on September 26, 2016 and based on the Analyst Projections). Based on the calculations set forth above, this analysis implied a range of values for the Company’s common stock of approximately $10.32 to $16.77. Qatalyst Partners noted that the implied value of the consideration to be received by holders of the Shares pursuant to the Merger Agreement was $12.05 per share, based on Parent’s closing stock price on November 20, 2015.

No company or transaction utilized in the selected transactions analysis is identical to the Company, the Offer or the Merger. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Offer and the Merger, Qatalyst Partners cautioned against placing undue reliance on this information.

Miscellaneous

In connection with the review of the Offer and the Merger by the Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of the Company. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share to be received by the holders of the Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the price at which the Company common stock might actually trade.

Qatalyst Partners’ opinion and its presentation to the Board was one of many factors considered by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share to be received by the Company’s stockholders pursuant to the Offer and the Merger or of whether the Board would have been willing to agree to a different consideration. The consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Qatalyst Partners provided advice to the Company during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.

Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates. During the two year period prior to November 23, 2015, the date of Qatalyst Partners’ written opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent or any of their respective affiliates for which it would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided the Company with financial advisory services in connection with the proposed Offer and the Merger for which it will be paid approximately $32 million (provided that the final actual fee will be, in part, based on an average of the closing price of Parent’s common stock over ten trading days up to and including the second trading day immediately preceding the closing of the Offer), $100,000 of which was payable upon the execution of its engagement letter, $1 million of which was payable upon delivery of its opinion dated October 5, 2015, $1 million of which was payable upon delivery of its opinion dated October 29, 2015, $1 million of which was payable upon delivery of its opinion dated November 23, 2015, and the remaining portion of which will be paid upon, and subject to, the closing of the Offer. The Company has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Qatalyst Partners’ engagement.

Opinion of Needham & Company, LLC

The Company retained Needham & Company as a financial advisor in connection with a proposed merger and to render an opinion as to the fairness, from a financial point of view, to the holders of the Shares (other than Parent or any of its affiliates and other than holders who have properly demanded appraisal rights) of the consideration to be received by those holders pursuant to the Merger Agreement. Needham & Company was not authorized to, and did not, solicit third party indications of interest in acquiring all or any part of the Company or any alternative transaction. In addition, Needham & Company was not requested to, and did not, participate in the structuring or negotiation of the terms of the Offer or the Merger.

On November 23, 2015, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the consideration of $9.22 in cash and 0.0771 of a share of Parent common stock per Share (referred to in this “Opinion of Needham & Company, LLC” section as the “Transaction Consideration”) to be received by the holders of the Shares (other than Parent or any of its affiliates and other than holders who have properly demanded appraisal rights) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the Board in connection with and for the purpose of the Board’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of the Shares (other than Parent or any of its affiliates and other than holders who have properly demanded appraisal rights) of the Transaction Consideration, which was determined through arm’s length negotiations between the Company and Parent and not by Needham & Company. Needham & Company’s opinion does not address any other aspect of the Offer, the Merger or any related transaction and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or vote or act on any matter relating to the Offer or the Merger.

The full text of Needham & Company’s opinion, dated November 23, 2015, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached to this Schedule 14D-9 as Annex B and is incorporated by reference herein. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated November 17, 2015;

•	reviewed certain publicly available information concerning the Company and Parent and certain other relevant financial and operating data of the Company and Parent furnished to Needham & Company by the Company and Parent;

•	reviewed the historical stock prices and trading volumes of the Shares and Parent common stock;

•	held discussions with members of management of the Company and Parent concerning current operations of and future business prospects for the Company and Parent and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies;

•	reviewed certain financial forecasts with respect to the Company and Parent prepared by the respective managements of the Company and Parent and held discussions with members of such managements concerning those forecasts;

•	reviewed certain research analyst projections with respect to the Company and Parent and held discussions with members of respective managements of the Company and Parent concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for the Company and Parent;

•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all related agreements. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement of that agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Offer and the Merger. Needham & Company assumed that financial forecasts for the Company and Parent provided to Needham & Company by the respective managements of the Company and Parent, including the financial projections by the Company’s management described below under the heading “Certain Company Forecasts,” were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of the Company, Parent and the combined companies. Based upon the judgment of the Board and management of the Company that the Case I projections described under “Certain Company Forecasts” reflected the results that were more likely to be achieved, the Board instructed Qatalyst Partners and Needham & Company to use the Case I projections as the basis for their financial analyses in connection with their opinion as to the fairness, from a financial point of view, of the Transaction Consideration payable in the Offer and the Merger to the holders of the Shares (other than the holders of certain excluded shares described above). Needham & Company relied, without independent verification, on the estimates of management of the Company and Parent of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the Offer and the Merger. Needham & Company also assumed, based on discussions with the respective managements of the Company and Parent, that the research analyst projections for the Company and Parent represent reasonable estimates of the future financial performance of the Company and Parent. Needham & Company expressed no opinion with respect to any of those forecasts (including cost savings and other synergies), estimates or projections or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of the Shares (other than Parent or any of its affiliates and other than holders who have properly demanded appraisal rights) of the Transaction Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection with the Offer or the Merger by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Transaction Consideration to be received by the holders of the Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Needham & Company expressed no opinion as to the value of Parent common stock if and when issued pursuant to the Offer and the Merger or the prices at which Parent common stock or the Shares will actually trade at any time.

The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. As described above, Needham & Company used the Company’s management’s Case I projections as the basis for its financial analyses in connection with its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to November 23, 2015, and is not necessarily indicative of current or future market conditions.

PMC Selected Companies Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed generally relevant because they have lines of business that may be considered similar to the Company’s lines of business because they provide similar products or are semiconductor companies with comparable financial profiles. These companies, referred to as the “Selected Companies,” consisted of the following:

Applied Micro Circuits Corporation

Avago Technologies Limited

Exar Corporation

Inphi Corporation

Maxim Integrated Products, Inc.

QLogic Corporation

Semtech Corporation

Texas Instruments Incorporated

The following tables set forth information concerning the following multiples for the Selected Companies and for the Company implied by the Merger:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year, or CY, 2015, 2016 and 2017 revenues;

•	enterprise value as a multiple of LTM adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA;

•	enterprise value as a multiple of projected CY 2015, 2016 and 2017 adjusted EBITDA;

•	price as a multiple of LTM adjusted earnings per share, or EPS; and

•	price as a multiple of projected CY 2015, 2016 and 2017 adjusted EPS.

Needham & Company calculated multiples for the Selected Companies using consensus research analyst projections and the closing stock prices for the Selected Companies on November 23, 2015. Needham & Company calculated multiples for the Company based on the Transaction Consideration for two cases, one using the Company’s management’s Case I projections, referred to in the tables below as “target case,” and the other using consensus research analyst projections, referred to in the tables below as “street case.” Needham & Company calculated multiples for the Company using a Transaction Consideration value of $12.01 per Share, reflecting $9.22 in cash and 0.0771 of a share of Parent common stock at the November 23, 2015 closing price of Parent common stock of $36.21 per share.

All financial information used in the PMC Selected Companies Analysis, as well as in the Selected Transactions Analysis, Discounted Cash Flow Analysis and Microsemi Selected Companies Analysis described below, excluded the impact of non-recurring items. Adjusted EBITDA and forward-looking adjusted EPS amounts used in those analyses as well as in the Pro Forma Transaction Analysis described below also excluded the impact of stock-based compensation expense.

	Selected Companies				PMC Implied by Merger
	High	Low	Mean	Median	Street Case	Target Case
Enterprise value to LTM revenues	5.8x	1.5x	3.6x	4.0x	4.3x	4.3x
Enterprise value to projected CY 2015 revenues	5.4x	1.5x	3.6x	4.0x	4.3x	4.2x
Enterprise value to projected CY 2016 revenues	4.9x	1.5x	3.3x	3.4x	4.1x	4.0x
Enterprise value to projected CY 2017 revenues	4.3x	1.6x	3.2x	3.2x	3.8x	3.5x
Enterprise value to LTM adjusted EBITDA	36.1x	6.2x	14.8x	11.8x	19.8x	19.8x
Enterprise value to projected CY 2015 adjusted EBITDA	28.6x	7.1x	15.4x	13.2x	13.9x	17.8x
Enterprise value to projected CY 2016 adjusted EBITDA	19.1x	5.2x	11.6x	11.1x	11.7x	13.2x
Enterprise value to projected CY 2017 adjusted EBITDA	10.9x	6.5x	9.2x	9.6x	10.9x	10.9x
Price to LTM adjusted EPS	38.3x	22.2x	29.2x	28.2x	27.5x	27.5x
Price to projected CY 2015 adjusted EPS	31.6x	13.8x	20.4x	20.3x	25.6x	24.0x
Price to projected CY 2016 adjusted EPS	25.2x	12.9x	17.3x	16.4x	18.5x	17.1x
Price to projected CY 2017 adjusted EPS	19.8x	11.2x	15.7x	16.2x	16.2x	13.9x

Selected Transactions Analysis

Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent all of the transactions completed since January 1, 2012 that involved target companies that were publicly traded U.S. semiconductor companies:

Close Date	Acquirer	Target
August 3, 2015	Microchip Technology Incorporated	Micrel, Incorporated
July 2, 2015	Knowles Corporation	Audience, Inc.
May 5, 2015	Avago Technologies Limited	Emulex Corporation
April 30, 2015	MaxLinear, Inc.	Entropic Communications, Inc.
April 28, 2015	Microsemi Corporation	Vitesse Semiconductor Corporation
January 30, 2015	Infineon Technologies AG	International Rectifier Corporation
January 2, 2015	RF Micro Devices, Inc.	TriQuint Semiconductor, Inc.
December 12, 2014	Murata Electronics North America, Inc.	Peregrine Semiconductor Corporation
September 15, 2014	Cobham plc	Aeroflex Holding Corp.
August 12, 2014	Avago Technologies Limited	PLX Technology, Inc.
July 22, 2014	Analog Devices, Inc.	Hittite Microwave Corporation
May 6, 2014	Avago Technologies Limited	LSI Corporation
April 1, 2014	Microchip Technology Incorporated	Supertex, Inc.
December 18, 2013	M/A-COM Technology Solutions Holdings, Inc.	Mindspeed Technologies, Inc.
October 1, 2013	Maxim Integrated Products, Inc.	Volterra Semiconductor Corporation
November 20, 2012	Cypress Semiconductor Corporation	Ramtron International Corporation
August 2, 2012	Microchip Technology Incorporated	Standard Microsystems Corporation

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for the Merger,

•	enterprise value as a multiple of LTM revenues; and

•	enterprise value as a multiple of LTM adjusted EBITDA.

Needham & Company calculated multiples for the Company based on the Transaction Consideration, using a Transaction Consideration value of $12.01 per Share.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions				PMC Implied by Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	7.3x	0.9x	2.5x	2.2x	4.3x
Enterprise value to LTM adjusted EBITDA	26.2x	9.2x	15.4x	14.8x	19.8x

Premiums Paid Analysis

Needham & Company reviewed publicly available financial information for all 20 merger and acquisition transactions that represent transactions involving publicly-traded technology companies completed since January 1, 2012 with transaction values of between $1.5 billion and $3.0 billion. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days and thirty trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Transaction Consideration, using a Transaction Consideration value of $12.01 per Share, and the closing prices per Share one trading day, five trading days and thirty trading days prior to October 1, 2015, as September 30, 2015 was the last trading day prior to speculation in the press regarding a possible transaction. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premiums implied by the Merger.

	Selected Transactions				PMC / Microsemi Merger As of Sept. 30, 2015
	High	Low	Mean	Median
One trading day stock price premium	73.8%	5.4%	32.7%	29.9%	77.4%
Five trading day stock price premium	74.2%	5.9%	33.7%	30.9%	90.7%
30 trading day stock price premium	76.6%	17.0%	39.1%	39.9%	89.8%

Discounted Cash Flow Analysis

Needham & Company performed illustrative discounted cash flow analyses to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Company’s management’s Case I projections and for two projected time periods, a three year period and five year period. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected fourth quarter of fiscal year 2015 and, in the case of the three year period analysis, projected fiscal years 2016 through 2018, and, in the case of the five year period analysis, projected fiscal years 2016 through 2020. The unlevered free cash flows were derived from the Company’s management’s Case I projections and calculated as described below under the heading “Certain Company Forecasts.” In calculating the ranges of present values of unlevered cash flows, Needham & Company used discount rates ranging from 10.0% to 16.0%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment and experience, and was calculated using an assumed equity market risk premium based upon data from Ibbotson Associates, a levered beta estimate based upon Bloomberg financial databases, an assumed size-related risk premium based upon data from Ibbotson Associates, an assumed risk-free rate based on the U.S. Government 10-year Treasury note yield, and the after tax cost of the Company’s debt. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2018, for the three year period analysis, and at the end of 2020, for the five year period analysis, by applying in each case multiples ranging from 8.0x to 12.0x to the Company’s management’s estimate of its fiscal year 2018 adjusted EBITDA, for the three year analysis, and fiscal year 2020 adjusted EBITDA, for the five year analysis. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience by reference to the longer term EBITDA multiples for the Selected Companies and the Company. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 10.0% to 16.0%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s total cash, cash equivalents, short-term investments and investment securities at October 23, 2015 and subtracted the Company’s total debt at October 23, 2015 to arrive at the ranges of implied present equity values. Needham & Company calculated the Company’s estimated fully-diluted Shares outstanding at the end of fiscal year 2018, in the case of the three year period analysis, and the end of fiscal year 2020, in the case of the five year period analysis, based on the Company’s management’s estimates of 2.0% annual future share dilution to current stockholders resulting from issuances of equity compensation awards, and divided the implied present equity values by these estimated outstanding share numbers. The three year period analysis indicated an implied per Share equity value reference range for the Company of $8.57 to $12.99 and the five year period analysis indicated an implied per Share equity value reference range for the Company of $8.33 to $13.02.

For illustrative purposes only, Needham & Company also performed, in addition to the analyses described above that were performed with respect to Needham & Company’s opinion, illustrative discounted cash flow analyses based on the Company’s management’s Case II projections described below under the heading “Certain Company Forecasts.” As noted above, Needham & Company was instructed by the Board to base its opinion as to the fairness, from a financial point of view, of the per Share Transaction Consideration to the holders of the Shares (other than certain excluded holders) on the Case I projections. Needham & Company performed these analyses because Parent was also provided with the Company’s management’s Case II projections. These analyses used the same discount rates and multiples as the analyses described above that were based on the Company’s management’s Case I projections. Based on the Case II projections, the three year period analysis indicated an implied per Share equity value reference range for the Company of $9.96 to $15.25 and the five year period analysis indicated an implied per Share equity value reference range for the Company of $9.78 to $15.45.

Microsemi Selected Companies Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Parent to the corresponding data and ratios of the Selected Companies.

The following tables set forth information concerning the following multiples for the Selected Companies and for Parent:

•	enterprise value as a multiple of LTM revenues;

•	enterprise value as a multiple of projected CY 2015, 2016 and 2017 revenues;

•	enterprise value as a multiple of LTM adjusted EBITDA;

•	enterprise value as a multiple of projected CY 2015, 2016 and 2017 adjusted EBITDA;

•	price as a multiple of LTM adjusted EPS; and

•	price as a multiple of projected CY 2015, 2016 and 2017 adjusted EPS.

Needham & Company calculated multiples for the Selected Companies using consensus research analyst projections and the closing stock prices for the Selected Companies on November 23, 2015. Needham & Company calculated multiples for Parent using consensus research analyst projections and the closing stock price for Parent common stock on November 23, 2015.

	Selected Companies				Microsemi
	High	Low	Mean	Median
Enterprise value to LTM revenues	5.8x	1.5x	3.6x	4.0x	3.5x
Enterprise value to projected CY 2015 revenues	5.4x	1.5x	3.6x	4.0x	3.4x
Enterprise value to projected CY 2016 revenues	4.9x	1.5x	3.3x	3.4x	3.2x
Enterprise value to projected CY 2017 revenues	4.3x	1.6x	3.2x	3.2x	3.0x
Enterprise value to LTM adjusted EBITDA	36.1x	6.2x	14.8x	11.8x	13.5x
Enterprise value to projected CY 2015 adjusted EBITDA	28.6x	7.1x	15.4x	13.2x	13.4x
Enterprise value to projected CY 2016 adjusted EBITDA	19.1x	5.2x	11.6x	11.1x	9.3x
Enterprise value to projected CY 2017 adjusted EBITDA	10.9x	6.5x	9.2x	9.6x	9.0x
Price to LTM adjusted EPS	38.3x	22.2x	29.2x	28.2x	35.4x
Price to projected CY 2015 adjusted EPS	31.6x	13.8x	20.4x	20.3x	12.9x
Price to projected CY 2016 adjusted EPS	25.2x	12.9x	17.3x	16.4x	10.9x
Price to projected CY 2017 adjusted EPS	19.8x	11.2x	15.7x	16.2x	10.4x

Pro Forma Transaction Analysis

Needham & Company prepared pro forma analyses of the financial impact of the merger based on the Transaction Consideration, estimated financial results of the Company and Parent for calendar year 2016, and estimated transaction expenses, and assuming cost savings and other synergies resulting from the Merger. The estimated financial results and transaction expenses were based upon the Company’s and Parent’s managements’ estimates, and the estimated transaction expenses included the $88.5 million fee payable to Skyworks upon termination of the Company’s amended and restated merger agreement with Skyworks. The estimated cost savings and other synergies, aggregating $75 million by calendar year 2017 with $64 million realized in calendar year 2016, were based on Parent management estimates, as adjusted by the Company’s management for use in analyses. Based upon these estimates and assumptions, Needham & Company noted that the Merger would result in accretion to the estimated adjusted EPS of Parent for calendar year 2016, including under scenarios in which the estimated cost savings and other synergies were reduced in increments to zero. The actual operating or financial results achieved by the combined entity may vary from estimated results, and these variations may be material.

Miscellaneous

No company, transaction or business used in the “PMC Selected Companies Analysis,” “Selected Transactions Analysis,” “Premiums Paid Analysis” or “Microsemi Selected Companies Analysis” as a comparison is identical to the Company or Parent or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham &

Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s or Parent’s control. Any estimates contained in or underlying these analyses, including estimates of the Company’s and Parent’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Transaction Consideration or the Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Board as a financial advisor to provide its opinion based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to the Company unrelated to its current engagement for which it has received compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Parent or the Purchaser for which it has received compensation. Needham & Company may in the future provide investment banking and financial advisory services to the Company, Parent, or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of the Company and Parent for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

Certain Company Forecasts

The Company does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations other than for providing, from time to time, estimated ranges of certain expected financial results and operational metrics for the current quarter in its regular earnings press releases and other investor materials.

In August 2015, the Company’s management presented updated financial projections to the Board based upon the Company’s year-to-date performance that included a forecast of a target case (“Case I”) that represented management’s judgment as to the results that could be achieved, taking into account the Company’s management’s judgment as to the likelihood of winning the business for which the Company was competing, and whether there would be delays in when customers will roll out new products, among other risks, and a forecast of an upside case (“Case II”) based on a bottom-up analysis of projected sales that did not reflect any such judgment by management in each case for the current year and for the six subsequent years. In connection with the evaluation of the Company’s strategic alternatives, the Company’s management provided the Case I and Case II projections to parties interested in a potential strategic transaction with the Company that entered into confidentiality agreements with the Company, including to Parent. The Case I projections were also intended for use internally to evaluate management’s performance. The projections were provided by management with a view to showing potential bidders the potential performance of the Company, subject to certain assumptions reflected therein. Both the Case I and Case II projections were provided to potential interested parties as well as to Qatalyst Partners and Needham & Company. Based upon the judgment of the Board and management that the Case I projections reflected the results that were more likely to be achieved, the Board instructed Qatalyst Partners and Needham & Company to use the Case I projections as the basis for their financial analyses in connection with their opinions as to the fairness, from a financial point of view, of the transaction consideration payable in the merger to the holders of the Shares (other than the holders of certain excluded shares).

These financial projections and forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, International Financial Reporting Standards, or U.S. GAAP, and do not, and were not intended to, act as public guidance regarding the Company’s future financial performance. The inclusion of this information in this Schedule 14D-9 should not be regarded as an indication that the Company or any recipient of this information considered, now considers or will consider this information to be necessarily predictive of future results. The Company does not intend to update or otherwise revise the financial projections to correct any errors existing in such projections when made, to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial projections are shown to be in error.

Although presented with numerical specificity, the financial projections and forecasts included in this Schedule 14D-9 are based on numerous estimates, assumptions and judgments (in addition to those described below) that may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies related to various factors, including growth rates of the end markets in which the Company participates, timely completion of the Company’s product development schedules, the competitiveness of the Company’s current or future products relative to those of the Company’s competitors, the production plans and product transition schedules of the Company’s customers, and the acceptance in the marketplace of the Company’s customers’ products that incorporate the Company’s products and the other factors listed in Item 8 under heading “Cautionary Note Regarding Forward-Looking Statements.” These or other factors may cause the financial projections or the underlying assumptions and estimates to be inaccurate. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. The financial projections also do not take into account any circumstances or events occurring after the date they were prepared. The inclusion of the financial projections and forecasts in this Schedule 14D-9 shall not be deemed an admission or representation by us that such information is material. The inclusion of the projections should not be regarded as an indication that the Company considered or now considers them to be a reliable prediction of future results and you should not rely on them as such. Accordingly, there can be no assurance that the financial projections will be realized, and actual results may vary materially from those reflected in the projections. You should read the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Item 8 for additional information regarding the risks inherent in forward-looking information such as the financial projections.

Certain of the financial projections set forth herein may be considered non-U.S. GAAP financial measures. A non-U.S. GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. The Company believes that the additional non-U.S. GAAP measures are useful to investors for the purpose of financial analysis. Management uses these measures internally to evaluate the Company’s in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company’s core operating results. In addition, the measures are used for planning and forecasting of the Company’s future periods. However, non-U.S. GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. Other companies may use different non-U.S. GAAP measures and presentation of results.

The projections for the Company’s fourth quarter of fiscal year 2015 through fiscal year 2021 exclude the effects of stock-based compensation, acquisition-related costs, termination costs, asset impairments, lease exit costs, amortization of purchased intangible assets, foreign exchange loss (gain) on foreign tax liabilities, and accretion of discount on short-term and long-term obligations. The dollar amounts below are in millions of U.S. dollars, rounded to the nearest one million dollars.

Management Projections—Case I

($MM, except percentages and per share amounts)

	Fiscal year
	Q4 2015E (1)	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$145	$573	$643	$728	$769	$808	$838
Adjusted EBITDA (2)	46	172	208	243	257	270	280
Operating Income (3)	41	152	186	218	230	241	250
NOPAT (4)	41	151	185	216	229	240	225
UFCF (5)	48	143	173	217	229	240	225
Earnings Per Share (6)	0.19	0.70	0.86	1.01	1.07	1.12	1.16

(1)	The projected financial data provided in this table has not been updated to reflect the Company’s current views of its future financial performance, and should not be treated as guidance with respect to projected results for the fourth quarter of 2015 or any other period.
(2)	Adjusted EBITDA represents earnings before interest and taxes, presented on a non-U.S. GAAP basis excluding amortization and stock based compensation as expenses, plus depreciation.
(3)	Operating income, as used in the Company’s projections, is a non-U.S. GAAP financial measure.
(4)	Net operating profit after taxes is a non-U.S. GAAP financial measure calculated by starting with operating income (as shown in the table above) and subtracting the Company’s estimated taxes payable in cash (such amounts include the effect of the Company’s estimated tax attributes).
(5)	Unlevered free cash flow is a non-U.S. GAAP financial measure calculated by starting with operating income (as shown in the table above) and subtracting taxes, capital expenditures, investment in working capital, cash payments associated with anticipated restructuring and deferred cash payments for acquisitions and then adding back depreciation expense.
(6)	Earnings per share, as used in the Company’s projections, is a non-U.S. GAAP financial measure.

Management Projections—Case II

($MM, except percentages and per share amounts)

	Fiscal year
	Q4 2015E (1)	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$145	$615	$757	$870	$927	$979	$1,017
Adjusted EBITDA (2)	46	193	253	290	309	327	339
Operating Income (3)	41	172	227	260	277	292	304
NOPAT (4)	41	171	225	259	276	291	273
UFCF (5)	48	162	213	260	277	291	273
Earnings Per Share (6)	0.19	0.80	1.05	1.21	1.29	1.36	1.41

(1)	The projected financial data provided in this table has not been updated to reflect the Company’s current views of its future financial performance, and should not be treated as guidance with respect to projected results for the fourth quarter of 2015 or any other period.
(2)	Adjusted EBITDA represents earnings before interest and taxes, presented on a non-U.S. GAAP basis excluding amortization and stock based compensation as expenses, plus depreciation.
(3)	Operating income, as used in the Company’s projections, is a non-U.S. GAAP financial measure.
(4)	Net operating profit after taxes is a non-U.S. GAAP financial measure calculated by starting with operating income (as shown in the table above) and subtracting the Company’s estimated taxes payable in cash (such amounts include the effect of the Company’s estimated tax attributes).

(5)	Unlevered free cash flow is a non-U.S. GAAP financial measure calculated by starting with operating income (as shown in the table above) and subtracting taxes, capital expenditures, investment in working capital, cash payments associated with anticipated restructuring and deferred cash payments for acquisitions and then adding back depreciation expense.
(6)	Earnings per share, as used in the Company’s projections, is a non-U.S. GAAP financial measure.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained Qatalyst Partners and Needham & Company to act as financial advisors to the Company in connection with the Offer and related matters.

Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates. During the two year period prior to November 23, 2015, the date of Qatalyst Partners’ written opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent or any of their respective affiliates for which it would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided the Company with financial advisory services in connection with the proposed Offer and the Merger for which it will be paid approximately $32 million (provided that the final actual fee will be, in part, based on an average of the closing price of Parent’s common stock over ten trading days up to and including the second trading day immediately preceding the closing of the Offer), $100,000 of which was payable upon the execution of its engagement letter, $1 million of which was payable upon delivery of its opinion dated October 5, 2015, $1 million of which was payable upon delivery of its opinion dated October 29, 2015, $1 million of which was payable upon delivery of its opinion dated November 23, 2015, and the remaining portion of which will be paid upon, and subject to, the closing of the Offer. The Company has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Qatalyst Partners’ engagement.

Under the terms of the Company’s engagement letter with Needham & Company, the Company has paid or agreed to pay Needham & Company a $50,000 retainer upon the commencement of the engagement, a nonrefundable fee of $600,000, against which the retainer was credited, that became payable upon Needham & Company’s delivery of its opinion with respect to the original merger agreement with Skyworks on October 5, 2015, and a nonrefundable fee of $400,000 that became payable upon Needham & Company’s delivery of its opinion with respect to the amended and restated merger agreement with Skyworks on October 29, 2015. No additional fee was payable to Needham & Company in connection with the delivery of its opinion on November 23, 2015 with respect to the Merger Agreement and no portion of Needham & Company’s fees is contingent on the successful completion of the Offer or the Merger. In addition, the Company has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as otherwise described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share (1)	Nature of Transaction
Steven J. Geiser	11/25/2015	15,709	$11.78	Securities deemed disposed of pursuant to tax withholding obligations due on the release of RSUs
David M. Fein	11/30/2015	65,075	$8.69	Shares acquired pursuant to exercise of stock options
David M. Fein	11/30/2015	72,609	$11.84	Disposition of equity securities
Gregory S. Lang	11/30/2015	290,168	$6.61	Shares acquired pursuant to exercise of stock options
Gregory S. Lang	11/30/2015	290,168	$11.83	Disposition of equity securities
Steven J. Geiser	11/30/2015	180,729	$5.23	Shares acquired pursuant to exercise of stock options
Steven J. Geiser	11/30/2015	213,918	$11.81	Disposition of equity securities
Travis Karr	11/30/2015	281,598	$8.08	Shares acquired pursuant to exercise of stock options
Travis Karr	11/30/2015	345,762	$11.84	Disposition of equity securities
Ra’ed O. Elmurib	12/1/2015	42,545	$11.87	Disposition of equity securities
Tom Sun	12/1/2015	462,696	$7.55	Shares acquired pursuant to exercise of stock options
Tom Sun	12/1/2015	494,081	$11.86	Disposition of equity securities
Alinka Flaminia	12/2/2015	220,124	$7.64	Shares acquired pursuant to exercise of stock options
Alinka Flaminia	12/2/2015	220,124	$11.92	Disposition of equity securities
Ra’ed O. Elmurib	12/2/2015	44,900	$10.97	Shares acquired pursuant to exercise of stock options
Ra’ed O. Elmurib	12/2/2015	44,900	$11.93	Disposition of equity securities
Michael A. Klayko	12/3/2015	44,701	$11.91	Disposition of equity securities
Ra’ed O. Elmurib	12/3/2015	12,612	$7.29	Shares acquired pursuant to exercise of stock options
Ra’ed O. Elmurib	12/3/2015	12,612	$11.93	Disposition of equity securities
Richard E. Belluzzo	12/3/2015	208,000	$7.60	Shares acquired pursuant to exercise of stock options
Richard E. Belluzzo	12/3/2015	208,000	$11.91	Disposition of equity securities
Richard Nottenburg	12/3/2015	103,845	$5.91	Shares acquired pursuant to exercise of stock options
Richard Nottenburg	12/3/2015	103,845	$11.90	Disposition of equity securities
Jonathan J. Judge	12/4/2015	252,463	$7.34	Shares acquired pursuant to exercise of stock options
Jonathan J. Judge	12/4/2015	252,463	$11.94	Disposition of equity securities
Ra’ed O. Elmurib	12/4/2015	95,118	$5.56	Shares acquired pursuant to exercise of stock options
Ra’ed O. Elmurib	12/4/2015	95,118	$11.93	Disposition of equity securities
Richard Nottenburg	12/4/2015	48,621	$11.92	Disposition of equity securities
Travis Karr	12/7/2015	3,019	$6.39	Shares acquired pursuant to exercise of stock options
Travis Karr	12/7/2015	3,019	$11.93	Disposition of equity securities
Gregory S. Lang	12/8/2015	292,006	$11.86	Disposition of equity securities
Steven J. Geiser	12/8/2015	60,828	$6.47	Shares acquired pursuant to exercise of stock options
Steven J. Geiser	12/8/2015	60,828	$11.86	Disposition of equity securities
Alinka Flaminia	12/9/2015	23,393	$4.79	Shares acquired pursuant to exercise of stock options
Alinka Flaminia	12/9/2015	89,026	$11.86	Disposition of equity securities
Gregory S. Lang	12/9/2015	328,153	$9.06	Shares acquired pursuant to exercise of stock options
Gregory S. Lang	12/9/2015	328,153	$11.89	Disposition of equity securities
Alinka Flaminia	12/10/2015	116,607	$4.94	Shares acquired pursuant to exercise of stock options
Alinka Flaminia	12/10/2015	116,607	$11.81	Disposition of equity securities
Gregory S. Lang	12/10/2015	251,264	$7.26	Shares acquired pursuant to exercise of stock options
Gregory S. Lang	12/10/2015	251,264	$11.83	Disposition of equity securities

(1)	Prices for acquisitions and dispositions reflect the weighted average price at which transactions were effected on that day.

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

Stockholder Approval Not Required

Neither the Parent nor the Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

Section 203 of the Delaware Business Combination Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has taken all action required to be taken in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting the application of such laws.

Appraisal Rights

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wish to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court (such Shares, collectively, “Dissenting Shares”). Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of Shares. Stockholders should recognize that the value so determined could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

ANY STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX C CAREFULLY AND IN ITS ENTIRETY AND IS URGED TO CONSULT WITH HIS, HER OR ITS LEGAL ADVISOR, BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days following the mailing of this notice, deliver to the Company at the address indicated below, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the Effective Time. Because the Merger will be consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in Section 262 of the DGCL) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Holder

All written demands for appraisal should be addressed to PMC-Sierra, Inc., 1380 Bordeaux Drive, Sunnyvale, CA 94089, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder of such Shares. The beneficial holder of such Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of such Shares, which may be a central securities depository nominee if such Shares have been so deposited.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with the applicable provisions of Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of Shares held by all holders who are entitled to appraisal. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the applicable requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered pursuant to the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal pursuant to the DGCL, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached with the Company. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders has been given as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that

“elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither the Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings unless it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the transaction consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time.

At any time within 60 days after the Effective Time, any holder of Shares who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his or her demand for appraisal and acceptance of the transaction consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, provided, however, that such requirement will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Antitrust Compliance

Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of the Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties each filed such Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on December 9, 2015, in advance of the 10 business day deadline set forth in the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 30th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 30 calendar days following the date of Parent’s substantial compliance with that request. If either the initial or the extended waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one automatic extension of the waiting period, pursuant to a Second Request, is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 30 calendar day waiting period before its expiration. Complying with a Second Request can take a significant period of time. If a Second Request is issued and the resultant extension of the waiting period has not expired or been terminated prior to the scheduled expiration of the Offer, the Purchaser would extend the Offer for successive extension periods of up to 10 business days until the earlier of (i) such time as all waiting periods applicable to the Offer and the Merger under the HSR Act have expired or otherwise been terminated, and (ii) 11:59 p.m. (New York City Time) on March 31, 2016.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See the Offer to Exchange under the heading “Merger Agreement—Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company, the Purchaser and Parent believe that no mandatory antitrust premerger notification filing are required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, the Company, the Purchaser and Parent believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, the Company, the Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See the Offer to Exchange under the heading “Merger Agreement—Conditions to the Offer.”

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of the Company’s named executive officers and that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation. The amounts set forth in the tables below are based on payments and benefits that may become payable under the terms of change of control or employment agreements or to which each Company named executive officer is a party, pursuant to the terms of equity awards or pursuant to the terms of the merger agreement. The terms and conditions of the change of control and severance agreements, as well as the treatment of equity awards under the merger agreement, are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change of Control and Severance Arrangements,” which is incorporated by reference herein. The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the closing of the Merger occurred on December 11, 2015 and that each named executive officer will be terminated immediately following the closing of the Merger. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Named Executive Officers (4)	Cash (1)	Equity (2)	Perquisites / Benefits (3)	Total
Gregory S. Lang	$2,139,000	$9,889,370	$13,861	$12,042,231
Steven J. Geiser	$630,360	$3,414,070	$22,395	$4,066,825
Travis Karr	$463,680	$2,947,166	$2,293	$3,413,139
Alinka Flaminia	$529,152	$1,723,633	$16,451	$2,269,236

(1)	Represents (i) for Mr. Lang, a lump sum cash payment equal to two times his base salary, and for each other named executive officer, a lump sum cash payment of one times his or her base salary and (ii) for each named executive officer a lump sum cash payment equal to one times the target amount of his or her annual bonus under the Company’s Short-Term Incentive Program. These amounts are “double trigger” payments that are payable upon a qualifying termination that occurs within a specified period following, or 60 days prior to but in connection with, a change of control.

(2)	Reflects payments in cancellation of stock and option awards, including the value of accelerated vesting in full of all Company stock options (less applicable exercise prices) and unvested Company RSUs and assumes vesting in the number of Company RSUs subject to outstanding unvested Company PRSUs, assuming achievement of target-level performance, which accelerated vesting is a “double-trigger” benefit as described above, calculated as follows:

	Value of Company Stock Option Payments (i)	Value of Company RSU Payments (ii)	Value of Company PRSU Payments (iii)	Value of All Equity Payments
Named Executive Officers
Gregory S. Lang	$3,444,481	$2,342,389	$4,102,500	$9,889,370
Steven J. Geiser	$1,347,179	$984,617	$1,082,274	$3,414,070
Travis Karr	$739,963	$1,018,535	$1,188,668	$2,947,166
Alinka Flaminia	$501,432	$499,807	$722,395	$1,723,633

(i).	Represents payments in cancellation of Company stock options, calculated as the Offer Price per share of PMC common stock underlying Company stock options, reduced by the applicable exercise price, multiplied by the number of Company stock options being canceled after giving effect to those Company stock options that would vest on an accelerated basis pursuant to the applicable agreement: For Mr. Lang, 644,583 Company stock options; for Mr. Geiser, 230,743 Company stock options; for Mr. Karr, 139,701 Company stock options; and for Ms. Flaminia, 94,834 Company stock options.
(ii).	Represents payments in cancellation of Company RSUs, calculated as the conversion of such Company RSUs into Converted RSUs followed by the cancellation of such Converted RSUs in consideration for a payment equal to the closing trading price of Parent common stock on Nasdaq on December 11, 2015, multiplied by the number of Converted RSU shares subject to accelerated vesting, based on the presumption that the executive’s employment will terminate immediately following the effective time of the merger: For Mr. Lang, 207,733 Company RSUs; for Mr. Geiser, 87,320 Company RSUs; for Mr. Karr, 90,328 Company RSUs; and for Ms. Flaminia, 44,325 Company RSUs.
(iii).	Represents payments in cancellation of Company PRSUs, calculated as the conversion of such Company PRSUs into Converted RSUs, assuming achievement of target-level performance, followed by the cancellation of such Converted RSUs in consideration for a payment equal to the closing trading price of Parent common stock on Nasdaq on December 11, 2015, multiplied by the number of Converted RSU subject to accelerated vesting, based on the presumption that the executive’s employment will terminate immediately following the effective time of the merger: For Mr. Lang, 363,659 Company PRSUs; for Mr. Geiser, 95,934 Company PRSUs; for Mr. Karr, 105,374 Company PRSUs; and for Ms. Flaminia, 64,037 Company PRSUs.
(3)	Represents reimbursement of, or a lump sum payment for, the cost of 12 months of continued health insurance (for Mr. Lang, the cost of 12 months of continued health and dental insurance). These amounts are “double trigger” payments, which, as described above, means that they are payable upon a qualifying termination that occurs within a specified period following (or 60 days prior to but in connection with) a change of control.
(4)	Robert M. Liszt and Colin C. Harris are also named executive officers of the Company for whom disclosure was required in PMC’s most recent proxy statement. However, Mr. Liszt and Mr. Harris departed the Company in December 2014 and May 2015, respectively, and will not receive any payments or benefits in connection with the merger.

Litigation

Since the announcement of the original merger with Skyworks on October 5, 2015, and before the Skyworks merger agreement was terminated, three lawsuits challenging the merger with Skyworks have been filed by purported Company stockholders. The complaints in these actions name as defendants Company, members of the Board, Skyworks and Skyworks’s subsidiary, Amherst Acquisition, Inc. Descriptions of such lawsuits that have been filed as of December 16, 2015 are set forth below.

California Actions

Commencing on October 8, 2015, two purported class actions captioned Bhakta v. PMC-Sierra, Inc., et al., Case No. 1-15-cv-286967, and Azzalini v. Lang, et al., Case No. 1-15-cv-287124 (the “California Actions”) were filed in the Superior Court of the State of California, County of Santa Clara. Plaintiffs in the California Actions allege that each of the members of the Board breached his fiduciary duties to the Company’s stockholders in connection with the Skyworks merger agreement. Among other things, plaintiffs in the California Actions allege that:

•	the consideration to have been paid to the Company’s stockholders in connection with the Skyworks merger was unfair and inadequate;

•	in the Bhakta action, that the Company’s directors agreed to unreasonable deal protection devices in the Skyworks merger agreement that precluded competing offers from emerging;

•	in the Azzalini action, that the Company’s directors failed to terminate the merger agreement with Skyworks and accept Parent’s proposal; and

•	the merger with Skyworks would have been the result of conflicts of interest on the part of the Company’s directors.

Plaintiffs in the California Actions also allege that Skyworks and Amherst Acquisition, Inc. aided and abetted the Company’s directors’ alleged breaches of fiduciary duty. The California Actions seek, among other things, injunctive relief preventing the parties from completing the merger with Skyworks (or, in the event the merger with Skyworks would have been completed, rescission thereof), an order directing defendants in the action to account to the Company’s stockholders for damages suffered as a result of the alleged wrongdoing, and an award of attorneys’ fees and expenses for plaintiff.

Delaware Action

On October 14, 2015, a purported class action captioned Pietrus Industries Ltd. v. PMC-Sierra, Inc., et al., C.A. No. 11610-VCG (the “Delaware Action”) was filed in the Delaware Court of Chancery. Plaintiff in the Delaware Action alleges that each of the members of the Board breached his fiduciary duties to the Company’s stockholders in connection with the Skyworks merger agreement. Among other things, plaintiff in the Delaware Action alleges that:

•	the consideration to have been paid to the Company’s stockholders in connection with the Skyworks merger was unfair and inadequate;

•	the Company’s directors agreed to unreasonable deal protection devices in the Skyworks merger agreement that precluded competing offers from emerging; and

•	the merger with Skyworks would have been the result of conflicts of interest on the part of the Company’s directors.

Plaintiff in the Delaware Action also alleges that the Company and Skyworks aided and abetted the Company’s directors’ alleged breaches of fiduciary duty. The Delaware Action seeks, among other things, injunctive relief preventing the parties from completing the merger with Skyworks (or, in the event the merger with Skyworks would have been completed, rescission thereof), an order directing defendants in the action to account to the Company’s stockholders for damages suffered as a result of the alleged wrongdoing, and awards of attorneys’ fees and expenses for plaintiff. On October 22, 2015, the Company and the Company’s directors answered the complaint in the Delaware Action.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in the foregoing paragraphs, including, for example, the expected date of closing of the Merger and the potential benefits of the Merger, are “forward-looking statements” within the meaning of the

Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against the Company or its directors or Parent related to the Merger Agreement; the possibility that various conditions to the consummation of the Offer and the Merger may not be satisfied or waived, including the receipt of all regulatory approvals related to the Merger; the failure of Parent to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the merger agreement or otherwise; uncertainty as to how many Shares will be tendered into the Offer; the risk that the Offer and the Merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Parent and the Company, the ultimate outcome of Parent’s operating strategy applied to the Company and the ultimate ability to realize synergies; the effects of the business combination of Parent and the Company, including the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger; risks related to Parent’s ability to successfully implement its acquisitions strategy or integrate other acquired companies; uncertainty as to the future profitability of businesses acquired by Parent, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions by Parent; risks related to Parent’s reliance on government contracts for a significant portion of its sales, including impacts of any termination or renegotiation of such contracts, uncertainties of governmental appropriations and national defense policies and priorities and effects of any past or future government shutdowns; the risk of downturns in the highly cyclical semiconductor industry; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC, including, but not limited to, those detailed in the Company’s Annual Report on Form 10-K for the year ended December 27, 2014 and its most recent quarterly report filed with the SEC and Parent’s Annual Report on Form 10-K for the year ended September 27, 2015 and its most recent quarterly report filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated December 16, 2015 (incorporated by reference to the Form S-4, filed by Microsemi Corporation with the SEC on December 16, 2015).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.3 to the Form S-4, filed by Microsemi Corporation with the SEC on December 16, 2015).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4, filed by Microsemi Corporation with the SEC on December 16, 2015).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Form S-4, filed by Microsemi Corporation with the SEC on December 16, 2015).

Exhibit No.	Description

(a)(2)(A)	Opinion of Qatalyst Partners LP, dated November 23, 2015 (included as Annex A to this Schedule 14D-9).*

(a)(2)(B)	Opinion of Needham & Company, LLC dated November 23, 2015 (included as Annex B to this Schedule 14D-9).*

(a)(5)(A)	Press Release issued by the Company, dated October 20, 2015, announcing receipt of an unsolicited proposal to acquire all of its outstanding shares by Microsemi Corporation (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by PMC-Sierra, Inc. on October 20, 2015).

(a)(5)(B)	Press Release issued by the Company, dated October 30, 2015, announcing receipt of an unsolicited proposal to acquire all of its outstanding shares by Microsemi Corporation (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by PMC-Sierra, Inc. on October 30, 2015).

(a)(5)(C)	Joint Press Release issued by PMC-Sierra, Inc. and Microsemi Corporation, dated November 24, 2015, announcing execution of definitive agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by PMC-Sierra, Inc. on November 24, 2015).

(a)(5)(D)	E-Mail from Greg Lang to PMC Employees, dated November 24, 2015 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by PMC-Sierra, Inc. on November 24, 2015).

(a)(5)(E)	PMC FAQs for Employees, dated November 24, 2015 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by PMC-Sierra, Inc. on November 24, 2015).

(a)(5)(F)	PMC and Microsemi Letter to Customers, dated November 24, 2015 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by PMC-Sierra, Inc. on November 24, 2015).

(a)(5)(G)	Slide presentation entitled “PMC-Sierra Welcome Meeting” (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by PMC-Sierra, Inc. on November 30, 2015).

(e)(1)	Agreement and Plan of Merger, dated as of November 24, 2015, by and among, Microsemi Corporation, Lois Acquisition Corp. and PMC-Sierra, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2015).

(e)(2)	Confidentiality Agreement, dated October 30, 2015, by and between the Company and Microsemi Corporation (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO, filed by Microsemi Corporation with the SEC on December 16, 2015).

(e)(3)	Debt Commitment Letter, dated November 17, 2015, from Morgan Stanley Senior Funding, Inc. to Microsemi Corporation.*

(e)(4)	Joinder Agreement to Commitment Letter, dated November 5, 2015, from Morgan Stanley Senior Funding, Inc. to Microsemi Corporation, The Bank of Tokyo-Mitsubishi UJF, Ltd. and Deutsche Bank Securities Inc.*

(e)(5)	Acknowledgment and Consent Letter, dated November 17, 2015, from Morgan Stanley Senior Funding, Inc. to Microsemi Corporation, The Bank of Tokyo-Mitsubishi UJF, Ltd. and Deutsche Bank Securities Inc.*

(e)(6)	Form of Indemnification Agreement between the Company and its directors and officers, as amended and restated (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the SEC on March 28, 2003).

(e)(7)	1994 Incentive Stock Plan, as amended (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-K filed with the SEC on March 1, 2007).

Exhibit No.	Description

(e)(8)	2001 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-K filed with the SEC on March 1, 2007).

(e)(9)	2008 Equity Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 filed with the SEC on August 12, 2008).

(e)(10)	2011 Employee Stock Purchase Plan, as amended (incorporated by reference to Proposal No. 5 to the Company’s Form DEF14A filed with the SEC on March 20, 2015).

(e)(11)	Form of Amended and Restated Change of Control Agreement by and between the Company and the executive officers (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-K filed with the SEC on February 28, 2013).

(e)(12)	Amended and Restated Executive Employment Agreement by and between PMC-Sierra, Inc. and Gregory S. Lang, effective as of December 16, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed December 19, 2014).

(e)(13)	Offer of Employment/Position by and between the Registrant and Steven J. Geiser (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K filed with the SEC on February 28, 2013).

(e)(14)	PMC-Sierra, Inc. Restricted Stock Unit Agreement (Performance-Based Vesting Award) between PMC-Sierra, Inc. and Gregory S. Lang (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed August 27, 2012).

*	Filed herewith.

Annex A	Opinion of Qatalyst Partners LP, dated November 23, 2015
Annex B	Opinion of Needham & Company, LLC dated November 23, 2015
Annex C	Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2015	PMC-SIERRA, INC.

	By:	/s/ Alinka Flaminia
Alinka Flaminia
Vice President, General Counsel and Corporate Secretary

Annex A

OPINION OF QATALYST PARTNERS LP

November 23, 2015

Board of Directors

PMC-Sierra, Inc.

1380 Bordeaux Drive

Sunnyvale, CA 94089

Members of the Board:

We understand that PMC-Sierra, Inc. (the “Company”), Microsemi Corporation (“Parent”) and Lois Acquisition Corp., a wholly-owned subsidiary of Parent (“Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft delivered by Parent on November 17, 2015 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Sub of a tender offer (the “Tender Offer”) for any and all outstanding shares of common stock of the Company, par value $0.001 per share (“Company Common Stock”), for (x) $9.22 in cash (the “Cash Consideration”) and (y) 0.0771 shares (the “Exchange Ratio” and together with the Cash Consideration, the “Per Share Amount”) of common stock of Parent, par value $0.20 per share (“Parent Common Stock”); and (ii) the subsequent merger of Sub with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”). Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Parent, and each issued and outstanding share of Company Common Stock, other than shares held in treasury by the Company, shares held by Parent or Sub or any direct or indirect wholly-owned subsidiary of Parent and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Per Share Amount. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Per Share Amount to be received by the holders of shares of Company Common Stock, other than Parent or any affiliates of Parent (the “Holders”), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed a draft of the Merger Agreement, as delivered by Parent on November 17, 2015 (the “Draft Merger Agreement”), certain related documents and certain publicly available financial statements and other business and financial information of the Company and Parent. We have also reviewed (i) certain forward-looking information prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”); (ii) certain forward-looking information prepared by the management of Parent, including financial projections and operating data of Parent (the “Parent Projections”); (iii) certain publicly available financial projections and operating data of Parent, including publicly available research analysts’ estimates (the “Parent Street Projections”); and (iv) information relating to certain strategic, financial and operational benefits anticipated from the Transaction prepared by the management of Parent, as adjusted by the management of the Company (the “Synergies”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, with senior executives of the Company and Parent. We

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

also reviewed the historical market prices and trading activity for Company Common Stock and Parent Common Stock and compared the financial performance of the Company and Parent and the prices and trading activity of Company Common Stock and Parent Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company and Parent. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. With respect to the Parent Projections, we have been advised by the management of Parent, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent of the future financial performance of Parent. With respect to the Parent Street Projections, we have been advised by the management of the Company, and have assumed, that they reflect the best currently available estimates and judgments of the management of the Company of the future financial performance of Parent. With respect to the Synergies, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company relating to the strategic, financial and operational benefits anticipated from the Transaction. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Draft Merger Agreement, without any modification, waiver or delay. We also have assumed that the final executed Merger Agreement will not differ in any material respect from the Draft Merger Agreement reviewed by us. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the managements of the Company and Parent as to (i) the existing and future technology and products of the Company and Parent and the risks associated with such technology and products, (ii) their ability to integrate the businesses of the Company and Parent and (iii) their ability to retain key employees of the Company and Parent.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which has been earned, and a further portion of which will become payable upon rendering of this opinion. We will also receive an additional, larger fee if the Tender Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which we would expect to receive compensation.

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender shares of Company Common Stock in connection with the Tender Offer and does not in any manner address the price at which Parent Common Stock or Company Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Per Share Amount to be received by the Holders pursuant to the Merger Agreement, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of officers, directors or employees of Parent or the Company, or any class of such persons, relative to such Per Share Amount.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Amount to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

/s/ Qatalyst Partners LP

QATALYST PARTNERS LP

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

Annex B

OPINION OF NEEDHAM & COMPANY, LLC

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

November 23, 2015

Board of Directors

PMC-Sierra, Inc.

1380 Bordeaux Drive

Sunnyvale, CA 94089

Gentlemen:

We understand that Microsemi Corporation (“Parent”), PMC-Sierra, Inc. (the “Company”), and Lois Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence an exchange offer (the “Offer”) to purchase all of the outstanding shares of common stock, $0.001 par value, of the Company (“Company Common Stock”) at a consideration per share of $9.22 per share in cash, without interest (the “Cash Amount”), plus 0.0771 of a share of common stock, $0.20 par value per share, of Parent (“Parent Common Stock”) (the “Stock Amount” and, together with the Cash Amount, the “Consideration”). We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company and the Company will become a wholly-owned subsidiary of Parent (the “Merger”), and each issued and outstanding share of Company Common Stock, other than shares held by the Company as treasury shares, shares held by Parent, Purchaser or any other direct or indirect subsidiary of Parent, and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated November 17, 2015; (ii) reviewed certain publicly available information concerning the Company and Parent and certain other relevant financial and operating data of the Company and Parent furnished to us by the Company and Parent; (iii) reviewed the historical stock prices and trading volumes of Company Common Stock and Parent Common Stock; (iv) held discussions with members of management of the Company and Parent concerning the current operations of and future business prospects for the Company and Parent and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies; (v) reviewed certain financial forecasts with respect to the Company and Parent prepared by the respective managements of the Company and Parent and held discussions with members of such managements concerning those forecasts; (vi) reviewed certain research analyst projections with respect to the Company and Parent and held discussions with members of the respective managements of the Company and Parent concerning those projections; (vii) compared certain publicly available financial data of companies

B-1

Boston Office: One Federal Street, Boston, MA 02110 (617) 457-0910

California Offices: 3000 Sand Hill Road, Building 3, Menlo Park, CA 94025 (650) 854-9111

535 Mission Street, San Francisco, CA 94105 (415) 262-4860

Chicago Office: 180 North LaSalle, Suite 3700, Chicago, IL 60601 (312) 981-0412

Board of Directors

PMC-Sierra, Inc.

November 23, 2015

Needham & Company, LLC

whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company and Parent; (viii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated November 17, 2015 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction. With respect to the financial forecasts for the Company and Parent provided to us by the respective managements of the Company and Parent, we have assumed, with your consent and based upon discussions with such managements, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of the Company, Parent and the combined companies. We have relied, without independent verification, upon the estimates of management of the Company and Parent of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Transaction. With respect to the research analyst projections for the Company and Parent, we have assumed, with your consent and based upon discussions with the respective managements of the Company and Parent, that such projections represent reasonable estimates of the future financial performance of the Company and Parent. We express no opinion with respect to any of such forecasts (including such cost savings and other synergies), estimates or projections or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. We were not authorized to and did not solicit any indications of interest from any third party with respect to the purchase of all or any part of the Company or any alternative transaction and we have not been requested to and did not participate in the structuring or negotiation of the terms of the Transaction. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors

B-2

Board of Directors

PMC-Sierra, Inc.

November 23, 2015

Needham & Company, LLC

or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We are not expressing any opinion as to the value of Parent Common Stock if and when issued pursuant to the Transaction or the prices at which Parent Common Stock or Company Common Stock will actually trade at any time.

We have been engaged by the Company as financial advisor to render this opinion and will receive fees for our services that are not contingent on the consummation of the Offer or the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have not in the past two years provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received compensation. We have not in the past two years provided investment banking or financial advisory services to Parent or Purchaser for which we have received compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to, or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Needham & Company, LLC

NEEDHAM & COMPANY, LLC

B-3

Annex C

SECTION 262 OF DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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